                                            FILED PURSUANT TO RULE NO. 424(b)(4)
                                            REGISTRATION NOS. 333-51677
                                                              333-53101



PROSPECTUS

                               $420,000,000
                       CINCINNATI FINANCIAL CORPORATION

                        6.90% DEBENTURES DUE 2028

                                 ------------

  Cincinnati Financial Corporation ("Cincinnati Financial" or the "Company") is offering $420,000,000 aggregate principal amount of its 6.90% Debentures due May 15, 2028 (the "Debentures"). Interest on the Debentures will be payable semiannually in arrears on May 15 and November 15 of each year, commencing November 15, 1998. The Debentures will mature on May 15, 2028.
                                                                           LOGO

  The Debentures are not redeemable prior to maturity.

  The Debentures will be represented by global securities ("Global Securities") registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in such certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC's participants. Owners of beneficial interests in the certificates representing the Debentures will be entitled to physical delivery of Debentures in certificated form in the amount of their respective beneficial interests only under the limited circumstances described herein. See "Description of the Debentures--Book-Entry, Delivery and Form."

                                 ------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS  THE SECURI-
  TIES  AND EXCHANGE COMMISSION  OR ANY  STATE SECURITIES COMMISSION  PASSED
   UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
    THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                          PRICE TO   UNDERWRITING PROCEEDS TO
                                         PUBLIC(1)     DISCOUNT    COMPANY(1)(2)
--------------------------------------------------------------------------------
Per Debenture.........................    99.903%       .875%       99.028%
--------------------------------------------------------------------------------
Total.................................  $419,592,600  $3,675,000  $415,917,600
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 (1) Plus accrued interest, if any, from May 26, 1998.

 (2) Before deducting expenses payable by the Company estimated at $400,000.

                                 ------------

  The Debentures are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of Global Securities representing the Debentures will be made through the facilities of DTC on or about May 26, 1998, against payment therefor in immediately available funds.

                                 ------------

SALOMON SMITH BARNEY
                CREDIT SUISSE FIRST BOSTON
                                A.G. EDWARDS & SONS, INC.
                                                             MCDONALD & COMPANY
                                                       SECURITIES, INC.

May 20, 1998

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES, INCLUDING PURCHASES OF THE DEBENTURES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE DEBENTURES TO COVER ANY SHORT POSITION IN THE DEBENTURES MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  FOR NORTH CAROLINA INVESTORS: THE DEBENTURES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, or at the Commission's worldwide web site at http://www.sec.gov.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Debentures. This Prospectus does not contain all of the information set forth in the Registration Statement as permitted by the rules and regulations of the Commission. For information with respect to the Company and the Debentures, reference is hereby made to such Registration Statement. The Registration Statement may be inspected without charge by anyone at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed with the Commission are incorporated herein by reference:

  (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

  (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debentures shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein other than exhibits to such document unless such exhibits are specifically incorporated by reference in such document. Requests for such copies should be directed to the Company's principal executive offices located at Cincinnati Financial Corporation Headquarters, 6200 South Gilmore Road, Fairfield, Ohio 45014, Attention:
Investor Relations (telephone: 513-870-2000).

                                  THE COMPANY

GENERAL

  Cincinnati Financial, through its subsidiaries, has written commercial and personal property and casualty insurance since 1951. The Company's insurance subsidiaries are licensed to write property and casualty insurance in all 50 states and the District of Columbia but focus on the Midwest and Southeast regions of the United States, where the Company believes it has a significant presence. Cincinnati Financial's property and casualty operations generated $1.5 billion of net premiums written in 1997 and accounted for 96% of the Company's 1997 premium income. The Company had total assets of $10.1 billion and shareholders' equity of $5.1 billion as of March 31, 1998. Cincinnati Financial also provides life, health and accident insurance and, to a lesser extent, financing and leasing services.

  The Company's property and casualty insurance subsidiaries are rated A++ (Superior) by A.M. Best Company ("A.M. Best"), placing them in the top 7% of property and casualty insurers based on their A.M. Best ratings. These subsidiaries also maintain AA+ (Excellent) claims-paying ability ratings from Standard & Poor's Ratings Services, a division of The McGraw-Hill Company.

  Cincinnati Financial distributes its products through a limited number of independent agencies (970 at March 31, 1998), a significant number of which own shares of the Company's stock. The Company believes that its strong relationship with and commitment to servicing these agencies are key elements in the Company's successful business operations and expansion. Its network of 68 field marketing representatives provides a local presence for the Company and strengthens the Company's relationships with its agents. The Company also supports its independent agencies with competitive products, rates and compensation. For example, the Company offers multi-year policy terms (i.e., three to five years) on many of its commercial and personal lines products. In a 1997 independent survey of 30,000 agents and brokers across 16 commercial product lines, the Company earned the highest overall score.

  Management has emphasized strict underwriting discipline and employee productivity, and as a result, Cincinnati Financial has outperformed the industry on an underwriting basis. The Company has achieved an average combined ratio of 100.2% for the five years ended December 31, 1997, compared to an industry average of 104.6% for the same period, based on industry data provided by A.M. Best. Through the quarter ended March 31, 1998, the Company has achieved an underwriting profit for the sixth consecutive quarter.

PROPERTY AND CASUALTY INSURANCE

  The Company's principal insurance subsidiary, The Cincinnati Insurance Company ("CIC"), actively underwrites fire, automobile, casualty, bonds, and related forms of property and casualty insurance in 27 states. The Company's other property and casualty subsidiaries are The Cincinnati Casualty Company ("CCC"), which operates on a direct billing basis, and The Cincinnati Indemnity Company ("Cincinnati Indemnity"), which markets nonstandard policies for preferred risk accounts. Net written property and casualty premiums totaled $1.5 billion for 1997, an increase of 6.4% over the prior year. The annual combined ratio for the Company's property and casualty operations was 97.7% for 1997.

 Commercial Insurance

  The Company generally targets small to medium-sized commercial accounts. Cincinnati Financial's principal commercial lines products include commercial multi-peril, commercial automobile and workers' compensation insurance, which accounted for 36%, 20% and 19%, respectively, of 1997 commercial lines net premiums written. The Company generated $987.3 million of commercial lines net premiums written in 1997, representing approximately 67% of the Company's total property and casualty net premiums written.

 Personal Insurance

  The Company's principal personal lines products include personal automobile and homeowners' insurance, which accounted for 59% and 29%, respectively, of 1997 personal lines net premiums written. Automobile insurance products include both physical damage and liability coverages. Cincinnati Financial generated $483.3 million of personal lines net premiums written in 1997, representing approximately 33% of the Company's total property and casualty net premiums written.

 Underwriting

  The Company's field marketing representatives have primary responsibility for the underwriting of policy submissions, which the Company believes allows it to be more responsive to the needs of its independent agents and their prospective insureds. The Company also believes that, given the nature of its target market, its field marketing representatives are generally better able to evaluate submissions than a centralized underwriting department. The Company believes that its strict underwriting discipline has contributed to its average combined ratio of 100.2% over the last five years, compared to the industry average of 104.6%. Despite a competitive pricing environment, especially within the commercial lines market, Cincinnati Financial achieved an underwriting profit in 1997 and its lowest annual combined ratio, 97.7%, since 1988.

 Distribution

  By being very selective in its choice of agents, the Company develops stronger relationships, earns more loyalty and expects a higher percentage of agency premium. Consequently, Cincinnati Financial is represented by fewer than 1,000 independent agencies. A typical agency's total annual production is between $4 million and $5 million. The Company estimates that it receives approximately 40% of the total annual production of agencies with which it has a developed relationship. Agents are supported by a team of 68 field marketing representatives who work from their homes, thus eliminating the expense of branch offices. The Company seeks to further strengthen relationships with its independent agents through innovative commission structures which include a profit-sharing program.

 Claims Management

  The Company is committed to providing timely, personal and fair management of claims. Claims management is provided by over 600 field claims representatives who have the authority to adjust most claims in the field. The Company believes its decentralized claims adjusting process allows the Company to be more responsive to its insureds and claimants. The Company also believes an efficient and fair adjustment of claims further strengthens its relationships with its independent agencies. The Company has developed a number of successful claims management programs to help identify and manage potentially fraudulent claims.

 Reserves

  The Company's insurance reserve liabilities are estimated by Management based upon Company experience data. The Company establishes property and casualty insurance reserves, including adjustments of estimates, using information from internal analysis and review by external actuaries, who perform an annual review of the Company's reserves. The Company believes that its high retention rates and multi-year policies better enable the Company to evaluate its book of business, thus reducing uncertainty in establishing reserves. Such reserves are related to various lines of business and will be paid out over future periods.

  Management believes that environmental exposures are minimal as a result of the types of risks the Company has insured. Historically, most commercial accounts written post-date the coverages which afford clean-up costs and Superfund responses. The Company currently has approximately $59 million reserved for environmental and asbestos losses, of which $17 million consist of case reserves, $19 million consist of loss adjustment expense reserves and $23 million consist of IBNR reserves.

 Reinsurance

  The Company limits its maximum exposure to large risks or risks concentrated in areas of exposure by reinsuring with (ceding to) other insurers or reinsurers. The Company's current net retention levels are generally $2,000,000 per claim. The Company reinsures with companies that have strong claims-paying ratings. The composition of its reinsurers has not changed, and the Company has not experienced any uncollectible reinsurance amounts or coverage disputes with its reinsurers, in more than ten years. The Company has excess of loss treaties with Swiss Reinsurance Company, American Reinsurance Company, Employers Reinsurance Company and General Reinsurance Corporation.

LIFE INSURANCE

  Through The Cincinnati Life Insurance Company ("Cincinnati Life"), the Company actively underwrites life insurance and accident and health insurance in 29 states and has policies in force in 46 states and the District of Columbia. Ordinary individual life insurance and annuity products constitute the majority of Cincinnati Life's product lines. Cincinnati Life distributes its products primarily through the Company's independent property and casualty agencies. In addition, Cincinnati Life has established a worksite marketing program and is developing relationships with independent life insurance agents in markets outside of the property and casualty operations' geographic area. Cincinnati Life generated $92.4 million of net premiums written in 1997 which accounted for approximately 4% of the Company's total 1997 premium income.

FINANCIAL SERVICES

  CFC Investment Company ("CFC Investment") leases and finances vehicles and equipment for the Company's agents and their clients and owns certain real estate in the Cincinnati metropolitan area. CFC Investment's leasing and financing activities create an additional source of income for the Company while serving to improve the Company's relationships with its independent agents and such independent agents' relationships with their customers. Approximately half of the leasing customer base is comprised of independent property and casualty agencies and a large portion of the Company's business comes from agent referrals of their commercial insurance clients. Many agencies lease or finance agency management systems that are funded through Cincinnati Financial under incentive agreements requiring specified levels of premium growth and profitability. Net after-tax earnings in 1997 rose to $2.2 million versus $1.2 million in 1996.

INVESTMENTS

  The Company's primary investment strategy is to achieve superior returns in the form of capital appreciation and income, while maintaining sufficient liquidity to meet both its immediate and long-term insurance obligations. The Company implements this strategy through investing in equity securities and medium-risk fixed maturity securities, which it believes have the potential for ratings increases. The Company believes that investing in equity securities offers it the opportunity to earn optimal returns through increasing dividends and capital appreciation. The Company has utilized a long-term, buy and hold strategy with respect to its equity portfolio, resulting in an accumulation of significant unrealized gains on equity investments. While the Company classifies all of its fixed maturity securities as available for sale, the Company often holds such securities to maturity absent a change in credit risk or the call of the securities by the issuer.

  Equity and fixed income securities accounted for 70% and 30%, respectively, of the Company's total invested assets and 59% and 41%, respectively, of the total invested assets of the Company's insurance subsidiaries, at March 31, 1998. Investment grade securities represented 69% of Cincinnati Financial's fixed income portfolio and 82% of the fixed income portfolio of the Company's insurance subsidiaries at March 31, 1998. Tax-exempt securities, which are all held by the Company's insurance subsidiaries, represented 32% of the Company's fixed income portfolio at March 31, 1998. Neither the Company nor its subsidiaries invest in derivative instruments or real-estate related securities. For further information concerning the Company's investment strategy and portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements appearing elsewhere herein.

YEAR 2000 ISSUES

  The Company has continued system and network upgrades to address Year 2000 issues. Management believes that the few systems not yet Year 2000 compliant will be technically compliant by mid-year 1999.

CORPORATE INFORMATION

  The Company was incorporated in Ohio on March 4, 1992. The address of the Company's principal executive office is Cincinnati Financial Corporation Headquarters, 6200 South Gilmore Road, Fairfield, Ohio 45014 and its telephone number is (513) 870-2000.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Debentures offered hereby (after deducting underwriting discounts and commissions and estimated expenses of the Offering) are estimated to be approximately $415.5 million. A portion of the net proceeds will be used to repay approximately $281 million of indebtedness and the remaining net proceeds will be used for general corporate purposes, including the financing of an expansion of the Company's headquarters. As of March 31, 1998, the indebtedness to be repaid had maturities of 90 days or less and had a weighted average interest rate equal to 6.24%.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of March 31, 1998 and as adjusted to give effect to the offering of the Debentures hereby and the application of the net proceeds therefrom. The following table should be read in conjunction with the Company's Consolidated Financial Statements, and the Notes thereto, appearing elsewhere herein.

                                                        AS OF MARCH 31, 1998
                                                        ----------------------
                                                                        AS
                                                          ACTUAL     ADJUSTED
                                                        ----------  ----------
                                                           (IN THOUSANDS)
                                                             (UNAUDITED)
Short-term debt (including current maturities)......... $  281,100  $      --
Long-term debt.........................................     56,723     476,723
                                                        ----------  ----------
  Total debt........................................... $  337,823  $  476,723
Shareholders' equity:
  Common stock (par value $2 per share; 200,000
   authorized,
   169,391 issued) (1)................................. $  339,574  $  339,574
  Paid-in capital (1)..................................    208,916     208,916
  Retained earnings....................................  1,400,341   1,400,341
  Unrealized gains on investments......................  3,189,153   3,189,153
                                                        ----------  ----------
                                                        $5,137,984  $5,137,984
  Less treasury shares at cost (3,034 shares) (1)......    (72,569)    (72,569)
                                                        ----------  ----------
    Total shareholders' equity......................... $5,065,415  $5,065,415
                                                        ----------  ----------
      Total capitalization............................. $5,403,238  $5,542,138
                                                        ==========  ==========

--------
(1) Restated to account for 3-for-1 stock split payable May 15, 1998 to shareholders of record at April 24, 1998.

             SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

  The selected consolidated financial information set forth below for the Company as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 are derived from the audited financial statements included elsewhere herein. The selected consolidated financial information set forth below for the Company as of December 31, 1995, 1994 and 1993 and for each of the years in the two-year period ended December 31, 1994 are derived from the audited financial statements not included elsewhere herein. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, and Notes thereto, included elsewhere herein. The selected consolidated financial data as of and for the three-month periods ended March 31, 1998 and 1997, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results for such periods. The results for the three-month periods are not indicative of the results to be expected for the full year or for any other interim period.

                                AT OR FOR
                            THREE MONTHS ENDED
                                MARCH 31,                    AT OR FOR YEAR ENDED DECEMBER 31,
                          -----------------------  ----------------------------------------------------------
                             1998         1997        1997        1996        1995        1994       1993(1)
                          -----------  ----------  ----------  ----------  ----------  ----------  ----------
                               (UNAUDITED)
                                                  (IN THOUSANDS EXCEPT RATIOS)
INCOME STATEMENT
 INFORMATION:
 Premium income.........  $   394,592  $  372,983  $1,516,378  $1,422,897  $1,314,126  $1,219,033  $1,140,791
 Investment income (less
  expense)..............       90,300      84,231     348,597     327,307     300,015     262,649     239,436
 Realized gains on
  investments...........       25,642      24,303      69,230      47,946      30,781      19,557      51,529
 Other income...........        2,020       2,220       8,179      10,599      10,729      11,267      10,396
 Net income.............       84,178      74,047     299,375     223,760     227,350     201,230     216,024
BALANCE SHEET
 INFORMATION:
 Cash and invested
  assets................  $ 9,439,166  $6,894,550  $8,877,218  $6,404,337  $5,545,328  $4,249,995  $4,154,648
 Total assets...........   10,060,723   7,480,483   9,493,425   7,045,514   6,109,298   4,734,279   4,602,288
 Reserves...............    2,462,352   2,334,220   2,418,981   2,321,448   2,146,798   1,922,392   1,748,484
 Long-term obligations..       56,723      79,804      58,430      79,847      80,000      80,000      80,000
 Shareholders' equity...    5,065,415   3,433,922   4,716,965   3,162,889   2,657,971   1,940,047   1,947,338
OTHER PROPERTY AND
 CASUALTY DATA--
 STATUTORY BASIS:
 Net premiums written...  $   376,577  $  354,520  $1,471,603  $1,383,525  $1,295,852  $1,190,824  $1,123,780
 Policyholders' surplus.    2,426,634   1,522,376   2,148,746   1,393,954   1,073,497     790,870     809,985
 Loss ratio.............         57.8%       59.0%       58.3%       61.6%       57.6%       63.3%       63.5%
 Loss expense ratio.....          9.3        11.2        10.1        13.8        14.7         9.8         8.7
 Underwriting expense
  ratio.................         28.9        29.1        29.3        27.6        27.1        27.5        27.9
                          -----------  ----------  ----------  ----------  ----------  ----------  ----------
 Combined ratio (2).....         96.0%       99.3%       97.7%      103.0%       99.4%      100.6%      100.1%
 Ratio of net premiums
  written to
  policyholders' surplus
  (3)...................         0.62x       0.93x       0.68x       0.99x       1.21x       1.51x       1.39x
RATIO OF EARNINGS TO
 FIXED CHARGES (4)......         22.0x       19.8x       19.4x       14.9x       17.8x       25.8x       36.8x

--------
(1) Earnings for the year ended December 31, 1993 include a $13,845,000 credit for the cumulative effect of a change in the method of accounting for income taxes to conform with FASB Statement No. 109 and a net charge of $8,641,000 related to the effect of the 1993 increase in income tax rates on deferred taxes recorded for various prior year items.
(2) The combined ratio is an industry measurement of the profitability of property and casualty insurance underwriting. This ratio is the sum of the ratio of incurred losses and loss adjustment expenses to net earned premiums (the "loss and LAE ratio") and the ratio of underwriting expenses incurred to net premiums written (the "underwriting expense ratio"). A combined ratio less than 100% generally indicates an underwriting profit; a combined ratio greater than 100% generally indicates an underwriting loss.
(3) The ratio represents statutory net property and casualty premiums written for the period indicated (for the three-month periods, statutory net property and casualty premiums written have been annualized) divided by statutory policyholders' surplus at the end of such period attributable to the property and casualty business.
(4) For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before income tax expense (excluding interest costs capitalized) plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest costs (including interest costs capitalized) plus one-third of minimum rental payments under operating leases (estimated by Management to be the interest factor of such rentals).

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The following discussion is intended to supplement the data contained in the Consolidated Financial Statements, and Notes thereto, of Cincinnati Financial and its subsidiaries appearing elsewhere herein.

  The Company has five subsidiaries. The lead property and casualty insurance subsidiary, CIC, markets a broad range of business and personal policies in 27 states through an elite corps of 973 independent insurance agencies. Also engaged in the property and casualty business are CCC, which works on a direct billing basis, and Cincinnati Indemnity, which markets nonstandard policies for preferred risk accounts. Cincinnati Life markets life, health and accident policies through property and casualty agencies and independent life agencies. CFC Investment complements the insurance subsidiaries with leasing, financing and real estate services. Investment operations are the Company's primary source of profits, with a total return strategy emphasizing investment in fixed maturities securities as well as equity securities that contribute to current earnings through dividend increases and add to net worth through long-term appreciation.

  The following discussion and related Consolidated Financial Statements, and Notes thereto, appearing elsewhere herein contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed. Factors that could cause or contribute to such differences include, but are not limited to: unusually high levels of catastrophe losses due to changes in weather patterns or other natural causes; changes in insurance regulations or legislation that place the Company at a disadvantage in the marketplace; recession or other economic conditions resulting in lower demand for insurance products; sustained decline in overall stock market values negatively impacting the Company's equity portfolio and the ability to generate investment income; and, the potential inability of the Company and/or the independent agents with which it works to complete the necessary information system changes required to handle Year 2000 issues. Readers are cautioned that the Company undertakes no obligation to review or update the forward-looking statements included in this material.

RESULTS OF OPERATION

 Three Months Ended March 31, 1998 and 1997

  Premiums earned for the three months ended March 31, 1998 increased $21,609,000, or 6%, over the three months ended March 31, 1997. For Cincinnati Financial's property and casualty insurance companies, gross written premiums increased $22,000,000 and gross earned premiums increased by $20,759,000. The growth rate of the Company's property and casualty subsidiaries on a gross written and earned basis was less than last year because the increase in new business and some rate increases on personal lines business were offset by lower premiums on workers' compensation coverages. The premium volume of Cincinnati Life increased approximately 5% as the Company experienced increases in both life and health insurance production. The premium growth in Cincinnati Life was mainly attributable to increased sales of both traditional and worksite marketing products. For the three-month period ended March 31, 1998, investment income, net of expenses, increased $6,069,000, or 7%, when compared with the first three months of 1997. This increase was due to growth of the investment portfolio itself generated by investing cash flows from operations and the balance being derived primarily from dividend increases from equity securities.

  Realized gains on investments for the three months ended March 31, 1998 amounted to $25,642,000 compared to $24,303,000 for the comparable three-month period ended March 31, 1997. The realized gains are predominantly the result of the sale of equity securities and Management's decision to realize the gains and reinvest the proceeds at higher yields.

  Insurance losses and policyholder benefits (net of reinsurance recoveries) increased $3,633,000, or 1%, for the first three months of 1998 over the same period in 1997. Property and casualty company losses increased $2,758,000 in the first quarter of 1998, compared to the first quarter of 1997. Catastrophic claims were lower by

$2,699,000 in the same period. Policyholder benefits increased $875,000 over the first quarter of 1997 in Cincinnati Life. The increase is the result of a higher incidence of death claims, health claims and related costs.

  Other operating expenses increased $2,986,000 for the first quarter of 1998 compared to the first quarter of 1997. The increase was attributable to increases in staff and costs associated with the upgrading of the Company's computer systems to handle projected increases in premiums and to make the Company's systems Year 2000 compliant.

  Provision for income taxes, current and deferred, have increased by $7,924,000 for the first three months of 1998 compared to the first three months of 1997. The increase in federal taxes was primarily attributable to an increase in the effective tax rate from 24.75% to 27.64% at March 31, 1997 and 1998.

  In the first quarter of 1998, the Company experienced significantly more unrealized gains in equity securities than in the first quarter of 1997, resulting in comprehensive income of $367,575,000 in 1998, compared to $315,418,000 in 1997.

 Years Ended December 31, 1997, 1996 and 1995

  Primarily as a result of continued market penetration and entry into new states, the Company's revenues have increased at a compound annual rate of 8.3%, reaching $1.942 billion in 1997, with property/casualty net written premiums growing at a compound annual rate of 7.7% to $1.472 billion over the past five years. In the same five-year period, total net income, including realized capital gains, grew at a compound annual rate of 11.8% to $299.4 million from $216.0 million while net operating income increased at a compound annual rate of 11.5% to $254.4 million from $182.5 million in 1993. Book value grew at a 22.2% compound annual rate over the same period.

  A number of factors, including the Company's strong reputation among independent insurance agencies and Management's belief that the Company can achieve additional market penetration in states in which it currently operates, have led Management to target $2 billion in direct written premiums during the year 2000, up from $1.621 billion in 1997. At the same time, the Company seeks to generate an underwriting profit and maximize annual growth in investment income.

  The following discusses and analyzes results for the three-year period ending December 31, 1997 and provides insight into Management's strategic direction for the Company.

                                   CHANGE  CHANGE          CHANGE  CHANGE
                            1997    ($)     (%)     1996    ($)     (%)     1995
                          -------- ------  ------ -------- ------  ------ --------
                                     (IN MILLIONS EXCEPT PERCENTAGES)
Revenues................  $1,942.4 $133.7     7%  $1,808.7 $153.0     9%  $1,655.7
Net Operating Income....     254.4   61.8    32      192.6  (14.7)   (7)     207.3
Net Capital Gains (after
 tax)...................      45.0   13.8    44       31.2   11.2    56       20.0
Net Income..............     299.4   75.6    34      223.8   (3.5)   (2)     227.3
Catastrophe Losses......      25.5  (39.2)  (60)      64.7   37.6   138       27.1

  The Company's financial results for the three years ending December 31, 1997 reflect steady growth in new insurance business and high retention of renewal business quoted on behalf of the Company's independent insurance agents, offset by competitive property and casualty pricing. In addition, 1997 marked a return to a more normal level of catastrophe losses from the unusually high 1996 level. Results for 1997 also reflect the Company's consistent underwriting philosophy and strategy--maintaining high underwriting standards by carefully evaluating individual risks, reviewing agency performance and controlling overall expenses.

  Net operating income for 1997 rose substantially over the prior year. The Company generated 6.5% growth in pre-tax investment income and an underwriting profit versus an underwriting loss in 1996, primarily due to lower catastrophe losses. In 1996, net operating income declined 7% because of the catastrophe losses, while pre-tax investment income rose 9.1%. The contribution from net realized capital gains after-tax rose in both years primarily due to the sale of equity securities.

                                   CHANGE CHANGE           CHANGE CHANGE
                           1997     ($)    (%)     1996     ($)    (%)     1995
                         --------  ------ ------ --------  ------ ------ --------
                              (IN MILLIONS EXCEPT PERCENTAGES AND RATIOS)
Property and Casualty
 Insurance Operations:
  Gross Written
   Premiums............. $1,566.7  $90.7    6.1% $1,476.0  $98.6   7.2%  $1,377.4
  Net Written Premiums..  1,471.6   88.1    6.4   1,383.5   87.6   6.8    1,295.9
  Net Earned Premiums...  1,453.5   87.0    6.4   1,366.5  103.2   8.2    1,263.3
  Loss and LAE Ratio....     68.4%   N/A   (9.3)     75.4%   N/A   4.3       72.3%
  Expense Ratio.........     29.3    N/A    6.2      27.6    N/A   1.8       27.1
  Combined Ratio........     97.7    N/A   (5.1)    103.0    N/A   3.6       99.4

  While premium growth rates have declined in 1997 and 1996, the Company's property and casualty group continued to increase net written premiums at rates well above estimated industry growth rates. In 1997 and 1996, the primary source of growth was personal lines insurance, for which net written premiums advanced 12.4% in 1997 (9.4% in 1996), while commercial lines insurance growth was 3.6% (5.6% in 1996).

  During 1997 and 1996, the commercial insurance market experienced intense price competition, most notably in workers' compensation where market-share competition and mandated rate reductions in some states led to renewal account discounts of as much as a third from the previous year's premium. The Company is committed to prudent underwriting standards and emphasizing account profitability. The emphasis on profitability contributed to the 53.2% pure loss ratio for the commercial lines area, in line with the 54.8% reported in 1996.

  As a result of market factors, direct written workers' compensation premiums in 1997 declined 6% and growth in other commercial insurance lines was limited. Management believes these competitive forces will continue for at least the next six to twelve months. To help offset these pressures, the Company is emphasizing personal lines insurance, entering new states to expand market opportunities, pursuing a marketing strategy that permits field representatives to spend more time assisting the independent insurance agents and expanding its life insurance operations.

  The Company sees heightened interest from independent insurance agents in writing personal lines insurance as a means of buffering the price competition in the commercial sector and stabilizing their revenue. The Company is taking advantage of this trend by encouraging independent agents to move to the Company their proven, profitable business. Agents who are streamlining operations by reducing the number of carriers they represent have been rolling over entire books of business to the Company.

  Management believes Cincinnati Financial can achieve additional market penetration by leveraging its strong relationships with independent agencies and entering new states. The Company also can take advantage of key competitive advantages of Cincinnati Financial's insurance products, for example three- and five-year policies for many types of insurance coverage.

  At year-end 1997, approximately 98% of the Company's property and casualty premium volume was in states in which the Company has had a presence since 1994 or earlier. Over the past three years, the Company has added nine marketing representatives in several established states, restructuring territories so that each representative has fewer agencies to serve. This has allowed field representatives to appoint additional agencies and, more importantly, spend more time with each agent. During 1998, Management anticipates adding two marketing territories in existing regions.

  Entry into new states also has been a source of premium growth. During 1997, the states the Company entered between 1994 and 1997 contributed more than $28 million of property and casualty premium volume. An example of these successful new market entries is Minnesota, where premium volume reached $11.7 million in 1997, up from $800,000 in 1994. During 1996 and 1997, the Company began marketing commercial lines in

North Dakota and added personal lines in Arkansas, Maryland, Minnesota, North Dakota, Pennsylvania and Vermont. During 1998, Management anticipates beginning to market insurance products in Montana and in two planned upstate New York territories. Five western states currently are being researched with the intention of selecting one or two additional states in which to seek approval during 1998 to market the Company's products in 1999. The Company's criteria for entry into new states include a favorable regulatory climate.

  The Company recorded a $24.8 million underwriting profit in 1997 compared with an $45.0 million underwriting loss in 1996 and a $1.4 million underwriting profit in 1995. The 1997 underwriting profit, reflected by a combined ratio of 97.7%, was primarily the result of a more normal level of catastrophe losses contributing to a seven point reduction in the loss and loss adjustment expense ratio compared with 1996. The return to a more normal level of catastrophe losses also helped offset a one and seven-tenths point increase in the expense ratio. The underwriting loss in 1996, reflected by a combined ratio of 103.0%, was the result of the higher catastrophe losses, as well as a half percentage point increase in the expense ratio over 1995.

  The expense ratio increased in both years as the Company raised spending on staff and costs associated with upgrading technology and facilities to accommodate anticipated growth in premium volume while making computer systems Year 2000 compliant. Because the Company issues three- and five-year policies, Management believes that Year 2000 compliance issues have been initiated for most of the computer systems. Many systems are already Year 2000 compliant; most other programs will be compliant by year-end 1998, with the balance completed during 1999. Management believes this goal will be attained. The Company's largest risk lies with Year 2000 compliance by its independent agencies, which handle most of the customer billing and collections. In response to this concern, the Company is proactively contacting agents regarding this issue and will be monitoring each agency's actions closely. Adding to expenses in 1997 were higher profit-sharing commissions to many of the Company's independent insurance agents, due to the overall profitability of the business they wrote.

  In 1997, catastrophe losses accounted for 1.8% of the combined ratio, more closely in line with the Company's historic results and in contrast to the unusually high 4.7% from ten large storms in 1996. In 1995, catastrophe losses accounted for 2.1% of the combined ratio. Due to the nature of catastrophic events, Management is unable to predict accurately the frequency or potential cost of such occurrences in the future; however, the Company has continued not to market property and casualty insurance in California, not to write flood insurance, to review exposure to huge disasters and reduce coverage in certain coastal regions in an effort to control such catastrophe losses. For property catastrophes, the Company retains the first $25 million of losses and is reinsured to cover 95% of the losses from $25 million up to $200 million.

  As discussed in the Notes to the Consolidated Financial Statements appearing elsewhere herein, the Company's insurance reserve liabilities are estimated by Management based upon Company experience data. The Company consistently has established property and casualty insurance reserves, including adjustments of estimates, using information from internal analysis and review by external actuaries. Though uncertainty always exists as to the adequacy of established reserves, Management believes this uncertainty is less than it otherwise would be, due to the stability of the Company's book of business. Such reserves are related to various lines of business and will be paid out over future periods.

  Reserves for environmental claims have been reviewed and the Company believes that the reserves are adequate. Environmental exposures are minimal as a result of the types of risks the Company has insured in the past. Historically, most commercial accounts written post-date the coverages which afford clean-up costs and Superfund responses.

  The Company's life insurance subsidiary, Cincinnati Life, had total net premium income for 1997 of $62.9 million, up from $56.4 million in 1996 and $50.9 million in 1995. Life insurance premiums were $54.7 million, $48.7 million and $43.6 million, respectively. Cincinnati Life contributed 10% of the Company's operating income in 1997, 1996 and 1995.

  During 1997, the Company hired a new president for Cincinnati Life. Under his direction, Cincinnati Life is expanding worksite marketing activities, introducing a competitive new life insurance product series and researching opportunities to sell life insurance in states in which the Company does not have property and casualty agency representation. The initiatives, which were undertaken in the second half of 1997, had little impact on results for the year. Management believes, however, that opportunities exist to increase Cincinnati Life's contribution to total operating income through expanded life insurance sales.

  Investment income rose 6.5% to $348.6 million in 1997 and increased 9.1% to $327.3 million in 1996. The slower growth rate in 1997 reflected the amount of fixed maturities investments called early and the generally lower interest rate environment. The increases were primarily the result of investing the cash flows from operating activities and dividend increases from equity securities in the investment portfolio. In 1997, 34 of the 62 common stocks in the Company's investment portfolio increased dividends during the year, adding more than $8.1 million to future annualized investment earnings.

  The Company's primary investment strategy is to maintain liquidity to meet both immediate and long-term insurance obligations through the purchase and maintenance of medium-risk, fixed maturity and equity securities, while earning optimal returns on the equity portfolio through higher dividends and capital appreciation. The Company's investment decisions on an individual insurance company basis are influenced by insurance statutory requirements designed to protect policyholders from investment risk. Cash generated from insurance operations is invested almost entirely in corporate, municipal, public utility and other fixed maturity securities or equity securities. Such securities are evaluated prior to purchase based on yield and risk.

  Investments in common stocks have emphasized securities with an annual dividend yield of at least 2%-3% and annual dividend increases. The Company's portfolio of equity investments had an average dividend yield to cost of 7.8% at December 31, 1997. Management's strategy in equity investments includes identifying approximately ten to twelve companies, for the core of the investment portfolio, in which the Company can accumulate 10%-20% of their common stock.

  The Company's income tax expense was $95.2 million, $58.7 million and $67.8 million for 1997, 1996 and 1995, respectively, while the effective tax rate was 24.12%, 20.77% and 22.98%, for the same periods. The higher tax rate in 1997 primarily was due to the strong underwriting profit recorded for the year and higher capital gains. The lower rate in 1996 was partially the result of a higher percentage of net income earned from tax-exempt interest on state, municipal and political subdivision fixed maturities and dividends received on equity investments. The Company incurred no additional alternative minimum tax expenses for 1997, 1996 and 1995.

CASH FLOW AND LIQUIDITY

                                            FOR THE YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
                                                     (IN MILLIONS)
Net cash provided by operating activities.. $    427.0  $    308.3  $    389.5
Net cash used in investing activities......     (282.5)     (224.8)     (443.9)
Net cash (used) provided in financing
 activities................................     (124.2)      (43.7)       26.2
Net increase (decrease) in cash............       20.2        39.9       (28.2)
Cash at beginning of year..................       59.9        20.0        48.3
Cash at end of year........................       80.2        59.9        20.0
Supplemental
  Interest paid............................       21.8        20.9        16.0
  Income taxes paid........................       95.5        65.0        67.0

  Over the past three years, operating cash flows have been sufficient to meet operating needs and provide for financing needs and increased investment. Management expects operating cash flow will continue to be the

Company's primary source of funds because no substantial changes are anticipated in the Company's mix of business nor are there plans to reduce protection by ceded reinsurance agreements with financially stable reinsurance companies. Further, the Company has no significant exposure to assumed reinsurance. Assumed reinsurance comprised no more than 3% of gross premiums in each of the last three years.

  The change in net cash used in investing activities reflected a steady increase over the three years in calls of fixed maturity investments, offset in 1997 by increased purchases of fixed maturities and equity securities. Cash flows used in net purchases of fixed maturity and equity securities, respectively, amounted to $40.6 million and $62.1 million in the first quarter of 1998, $122.6 million and $134.1 million in 1997, $98.0 million and $95.4 million in 1996, and $309.7 million and $114.9 million in 1995.

  Over the three-year period, the primary increases in net cash used for financing activities were for the payment of cash dividends and the purchase of treasury shares.

  Notes Payable--Increases in notes payable, primarily short-term debt used to enhance liquidity, were reduced from $91.9 million in 1995 to $41.1 million in 1996 to $18.5 million in 1997 and to $0.5 million at March 31, 1998. Management used short-term debt for cash management and other purposes.

  Dividends--The Company has increased cash dividends to shareholders for 37 consecutive years and, periodically, the Board of Directors authorizes stock dividends or splits. In February 1997, the Company's Board voted to increase the regular quarterly dividend by four cents to an indicated annual rate of $1.64 per share. On February 7, 1998, the Board authorized a 12.2% increase, raising the regular quarterly dividend by five cents to an indicated annual rate of $1.84. On April 4, 1998, the Board declared a three-for-one stock split to be distributed on May 15, 1998, to shareholders of record as of April 24, 1998.

  Since 1987, the Company's Board of Directors has authorized four additional stock splits or stock dividends: a 5% stock dividend in 1996; a 5% stock dividend in 1995; a three-for-one stock split in 1992; and, a 5% stock dividend in 1987. After the stock split in 1998, a shareholder who purchased one CIC share before 1957 would own 1,947 Cincinnati Financial shares, if all shares from accrued stock dividends and splits were held. The Company's policy for the past ten years has been to reinvest approximately 70% of net income in future growth and to distribute remaining income as dividends. The ability of the Company to continue paying cash dividends is subject to such factors as the Board of Directors may deem relevant.

FINANCIAL CONDITION

 Assets

  Cash and marketable securities of $9.391 billion make up 93.3% of the Company's $10.061 billion of assets; this compares with 93.0% at the end of 1997, 90.3% at the end of 1996 and 90.2% at the end of 1995. The Company has only minor investments in real estate and mortgages, which are typically illiquid. At March 31, 1998, the Company's portfolio of fixed maturity securities had an average yield-to-cost of 8.3% and an average maturity of 12 years. For the insurance companies' purposes, strong emphasis has been placed on purchasing current income-producing securities and maintaining such securities as long as they continue to meet the Company's yield and risk criteria. Historically, municipal bonds have been attractive due to their tax-exempt feature. Essential service (e.g., schools, sewer, water, etc.) bonds issued by municipalities are prevalent in this area. Many of these bonds are not rated due to the small size of their offerings.

  At March 31, 1998 and at year-end 1997 and 1996, investments totaling approximately $872 million, $836 million and $729 million ($833 million, $797 million and $706 million at cost) of the Company's $9.363 billion, $8.797 billion and $6.344 billion investment portfolio related to securities rated non-investment grade or not rated by Moody's Investors Service or Standard & Poor's. Such investments, which tend to have higher yields, historically have benefited the Company's results of operations. Further, many have been upgraded to investment grade while owned by the Company.

  Because of alternative minimum tax considerations, the Company uses a blend of tax-exempt and taxable fixed maturity securities. Tax exempt bonds comprised 10% of invested assets as of March 31, 1998 and December 31, 1997, compared with 14% at year-end 1996 and 16% at year-end 1995. Additional information regarding the composition of investments, together with maturity data regarding investments in fixed maturities, is included in the Notes to Consolidated Financial Statements incorporated by reference herein.

 Market Risk

  The Company could incur losses due to adverse changes in market rates and prices. The Company's primary market risk exposures are to changes in price for equity securities and changes in interest rates and credit ratings for fixed maturity securities. The Company could alter the existing investment portfolios or change the character of future investments to manage exposure to market risk. The Company, with the Board of Directors, administers and oversees investment risk through the Investment Committee, which provides executive oversight of investment activities. The Company has specific investment guidelines and policies that define the overall framework used daily by investment portfolio managers to limit the Company's exposure to market risk.

 Liabilities and Shareholders' Equity

  At December 31, 1997, long- and short-term debt were 4%, insurance reserves were 25% and total shareholders' equity was 50% of total assets, with remaining liabilities consisting of unearned premiums, deferred income taxes and other liabilities.

  Debt--Total long- and short-term debt was less than 5% of total assets at year-end 1997 and 1996. At December 31, 1997 and 1996, long-term debt consisted of $58.4 million and $79.8 million, respectively, of convertible debentures. Short-term debt is used to provide working capital as discussed above.

  Equity--Shareholders' equity has continued to grow as a percentage of total assets, reaching 50% for 1997 from 45% for 1996 and 44% for 1995, due to retained earnings and unrealized appreciation of investments. Statutory risk-based capital requirements became effective for life insurance companies in 1993 and for property and casualty companies in 1994. The Company's capital has been well above required amounts in each year since those effective dates.

                                                           AT DECEMBER 31,
                                                      --------------------------
                                                        1997     1996     1995
                                                      -------- -------- --------
                                                            (IN MILLIONS)
Shareholders' equity excluding retained
 earnings and unrealized gains on investments........ $  469.5 $  502.3 $  342.0
Retained earnings....................................  1,341.7  1,132.9  1,156.6
Unrealized gains on investments......................  2,905.8  1,527.7  1,159.4
                                                      -------- -------- --------
  Total shareholders' equity......................... $4,717.0 $3,162.9 $2,658.0
                                                      ======== ======== ========

  As a long-term investor, the Company has followed a buy-and-hold strategy for more than 38 years. A significant amount of unrealized appreciation on equity investments has been generated as a result of this policy. Unrealized appreciation on equity investments, before deferred income taxes, was $4.273 billion as of December 31, 1997 and constituted 49% of the total investment portfolio; 71% of the equities investment portfolio; and, after deferred income taxes, 59% of total shareholders' equity. Such unrealized appreciation, before deferred income taxes, amounted to $2.203 billion and $1.618 billion, at year-end 1996 and 1995, respectively.

  On November 22, 1996, the Board of Directors authorized the repurchase of up to three million of the Company's outstanding shares. As of March 31, 1998, the Company had repurchased 934,000 shares (before the 1998 three-for-one stock split), and plans to repurchase the remaining 2,066,000 shares as Management deems appropriate over an unspecified period of time.

                         DESCRIPTION OF THE DEBENTURES

  The Debentures are to be issued under an Indenture (the "Indenture") between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of the material provisions of the Indenture and the Debentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms, and such Debentures. Wherever particular articles, sections or defined terms of an Indenture are referred to, it is intended that such articles, sections or defined terms shall be incorporated herein by reference, and the statement in connection with which such reference is made is qualified in its entirety by such reference.

GENERAL

  The Debentures will be unsecured and unsubordinated obligations of the Company limited in aggregate principal amount to $420,000,000 and will mature on May 15, 2028. Payment of the principal of and interest on the Debentures will rank pari passu with all other unsecured and unsubordinated debt of the Company.

  The Debentures will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Offered Debentures, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

  The Debentures will bear interest at the rate per annum set forth on the cover page of this Prospectus from May 26, 1998, or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 1998, to the persons in whose names the Debentures are registered at the close of business on the next preceding May 1 or November 1, as the case may be.

  The Debentures are not redeemable prior to maturity.

BOOK-ENTRY, DELIVERY AND FORM

  The Debentures will be issued in the form of fully registered Global Securities. The Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depository") and registered in the name of the Depository's nominee.

  Except as set forth below, the Global Securities may be transferred, in whole and not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

  The Depository has advised the Company and the Underwriters as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations (the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

  The Depository has also advised that pursuant to procedures established by it (i) upon the issuance by the Company of the Debentures, the Depository will credit the accounts of Participants designated by the

Underwriters with the principal amount of the Debentures purchased by the Underwriters, and (ii) ownership of beneficial interests in the Global Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to Participants' interests), the Participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the Global Securities is limited to such extent.

  So long as a nominee of the Depository is the registered owner of the Global Securities, such nominee will be considered the sole owner or holder of the Debentures for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Securities will not be entitled to have Debentures registered in their names, will not receive or be entitled to receive physical delivery of Debentures in definitive form and will not be considered the owners or holders thereof under the Indenture.

  Neither the Company, the Trustee, any Paying Agent nor the Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  Principal and interest payments on the Global Securities registered in the name of the Depository's nominee will be made by the Company through the Paying Agent to the Depository's nominee as the registered owner of the Global Securities. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Debentures are registered as the owners of such Debentures for the purpose of receiving payments of principal and interest on such Debentures and for all other purposes whatsoever. Therefore, neither the Company, the Trustee nor any Paying Agent has any direct responsibility or liability for the payment of principal or interest on the Debentures to owners of beneficial interests in the Global Securities. The Depository has advised the Company and the Trustee that its present practice is, upon receipt of any payment of principal or interest, to credit immediately the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Securities as shown on the records of the Depository. Payments by Participants and indirect participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or in "street name" and will be the responsibility of such Participants or indirect participants.

  If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Debentures in definitive form in exchange for the Global Securities. In addition, the Company may at any time determine not to have the Debentures represented by Global Securities and, in such event, will issue Debentures in definitive form in exchange for the Global Securities. In either instance, an owner of a beneficial interest in the Global Securities will be entitled to have Debentures equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such Debentures in definitive form. Debentures so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Debentures will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Debentures will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Debentures will therefore be required by the Depository to settle in immediately available funds.

COVENANTS

 Limitation on Liens of Stock of Subsidiaries

  The Indenture prohibits the Company and its Subsidiaries from directly or indirectly creating, assuming, incurring or permitting to exist any Indebtedness secured by any lien on the capital stock of any Designated Subsidiary unless the Debentures (and, if the Company so elects, any other Indebtedness of the Company that is not subordinate to the Debentures and with respect to which the governing instruments require, or pursuant to which the Company is otherwise obligated, to provide such security) shall be secured equally and ratably with such Indebtedness for at least the time period such other Indebtedness is so secured.

  The term "Designated Subsidiary" means any present or future consolidated subsidiary of the Company, the consolidated net worth of which constitutes at least 10% of the consolidated net worth of the Company. As of March 31, 1998, the Company's Designated Subsidiaries were CIC and Cincinnati Life.

  "Indebtedness" is defined in the Indenture as the principal of and any premium and interest due on indebtedness of a Person, whether outstanding on the date of such Indenture or thereafter created, incurred or assumed, which is (a) indebtedness for money borrowed, and (b) any amendments, renewals, extensions, modifications and refunds of any such indebtedness. For the purposes of this definition, "indebtedness for money borrowed" means (i) any obligation of, or any obligation guaranteed by, such Person for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (ii) any obligation of, or any such obligation guaranteed by, such Person evidenced by bonds, debentures, notes or similar written instruments, including obligations assumed or incurred in connection with the acquisition of property, assets or businesses (provided, however, that the deferred purchase price of any other business or property or assets shall not be considered Indebtedness if the purchase price thereof is payable in full within 90 days from the date on which such indebtedness was created), and (iii) any obligations of such Person as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and lease-back transaction to which such Person is a party. For purposes of this covenant only, Indebtedness also includes any obligation of, or any obligation guaranteed by, any Person for the payment of amounts due under a swap agreement or similar instrument or agreement, or under a foreign currency hedge exchange or similar instrument or agreement.

 Limitations on Disposition of Stock of Designated Subsidiaries

  The Indenture also provides that so long as any Debentures are outstanding and except in a transaction otherwise governed by such Indenture, the Company may not issue, sell, transfer or otherwise dispose of any shares of, securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, and will not permit any Designated Subsidiary to issue (other than to the Company) any shares (other than director's qualifying shares) of, or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, capital stock (other than preferred stock having no voting rights of any kind) of any Designated Subsidiary, if, after giving effect to any such transaction and the issuances of the maximum number of shares issuable upon the conversion or exercise of all such convertible securities, warrants, rights or options, the Company would own, directly or indirectly, less than 80% of the shares of such Designated Subsidiary (other than preferred stock having no voting rights of any kind); provided, however, that (i) any issuance, sale, transfer or other disposition permitted by the Company may only be made for at least a fair market value consideration as determined by the Board of Directors pursuant to a Board Resolution adopted in good faith and (ii) the foregoing shall not prohibit any such issuance or disposition of securities if required by any law or any regulation or order of any governmental or insurance regulatory authority. Notwithstanding the foregoing, (i) the Company may merge or consolidate any Designated Subsidiary into or with another direct wholly owned Subsidiary of the Company and (ii) the Company may, subject to the provisions set forth in "Consolidation, Merger and Sale of Assets" below, sell, transfer or otherwise dispose of the entire capital stock of any Designated Subsidiary at one time for at least a fair market value consideration as determined by the Board of Directors pursuant to a Board Resolution adopted in good faith.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Indenture provides that the Company may, without the consent of the Holders, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge into any other corporation, provided that in any such case, (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or a State thereof, and such corporation shall expressly assume the due and punctual payment of the principal of (and premium, if any) and interest on all the applicable Debentures, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by the Company by supplemental indenture satisfactory to the applicable Trustee, executed and delivered to the applicable Trustee by such corporation; and (ii) immediately after giving effect to such transaction, no Default shall have occurred and be continuing.

  Other than the covenants described above, the Indenture does not contain any covenants or other provisions designed to afford holders of the Debentures protection in the event of a takeover, recapitalization or a highly leveraged transaction involving the Company.

MODIFICATION OF THE INDENTURE

  With the consent of the holders ("Holders") of more than 50% in aggregate principal amount of the Debentures then outstanding under the Indenture, waivers, modifications and alterations of the terms of the Indenture may be made which affect the rights of the Holders of the Debentures, except that no such modification or alteration may be made which will (a) extend the time or terms of payment of the principal at maturity of, or the interest on, any of the Debentures, or reduce principal or premium or the rate of interest, without the consent of the Holder thereof, or (b) without the consent of all of the Holders of the Debentures then outstanding, reduce the percentage of the Debentures the Holders of which are required to consent (i) to any such supplemental indenture, (ii) to rescind and annul a declaration that the Debentures are due and payable as a result of the occurrence of an Event of Default, (iii) to waive any past Event of Default under the Indenture and its consequences, and (iv) to waive compliance with certain other provisions contained in the Indenture. In addition, as indicated under "Events of Default" below, Holders of more than 50% in aggregate principal amount of the Debentures then outstanding may waive past Events of Default in certain circumstances and may direct the Trustee in enforcement of remedies. The Company and the Trustee may, without the consent of any Holders, modify and supplement the Indenture (i) to evidence the succession of another corporation to the Company under the Indenture; (ii) to evidence and provide for the replacement of the Trustee; (iii) with the Company's concurrence, to add to the covenants of the Company for the benefit of the Holders; (iv) to modify the Indenture to permit the qualification of any supplemental indenture under the Trust Indenture Act of 1939; and (v) for certain other purposes.

DEFEASANCE, SATISFACTION AND DISCHARGE TO MATURITY OR REDEMPTION

  Defeasance. If the Company shall deposit with the Trustee, in trust, at or before maturity or redemption, lawful money or direct obligations of the United States or obligations the principal of and interest on which are guaranteed by the United States (or by such other government) in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates of such obligations will provide funds sufficient, in the opinion of a nationally-recognized firm of independent public accountants, to pay when due the principal (and premium, if any) and interest to maturity or to the redemption date, as the case may be, with respect to the Debentures then outstanding, then the Company may cease to comply with the terms of the Indenture, including the restrictive covenants described under "Limitation on Liens of Stock of Subsidiaries" and "Limitations on Disposition of Stock of Designated Subsidiaries" above and the Events of Default described in clauses (c) and (d) under "Events of Default" below, except for (i) the Company's obligation to duly and punctually pay the principal of (and premium, if any) and interest on the Debentures if the Debentures are not paid from the money or securities held by the Trustee, and (ii) the Events of Default described in clauses (a),
(b), (c) and (d) under "Events of Default" below, and (iii) certain other provisions of the Indenture including, among others, those relating to registration, transfer and exchange, lost or stolen securities and maintenance of place of payment. Defeasance of the Debentures is subject to the satisfaction of certain specified conditions, including, among others, (i) the absence of an Event of Default at the date of the deposit, and (ii) the perfection of the Holders' security interest in such deposit.

  Satisfaction and Discharge. Upon the deposit of money or securities contemplated above and the satisfaction of certain conditions, the Company may also cease to comply with its obligation duly and punctually to pay the principal of (and premium, if any) and interest on the Debentures, or with any Events of Default with respect thereto, and thereafter the Holders of the Debentures shall be entitled only to payment out of the money or securities deposited with the Trustee. Such conditions include, among others, except in certain limited circumstances involving a deposit made within one year of maturity or redemption, (i) the absence of an Event of Default at the date of deposit or on the 91st day thereafter, (ii) the delivery to the Trustee by the Company of an opinion of nationally-recognized tax counsel, or receipt by the Company from, or publication of a ruling by the United States Internal Revenue Service, to the effect that Holders of the Debentures will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and discharge and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and discharge had not occurred, and (iii) that such satisfaction and discharge will not result in the delisting of the Debentures from any nationally-recognized exchange on which they are listed.

  Federal Income Tax Consequences. Under current Federal income tax law, the deposit and defeasance described above under "Defeasance" will not result in a taxable event to any Holder of Debentures or otherwise affect the Federal income tax consequences of an investment in the Debentures.

  The Federal income tax treatment of the deposit and discharge described above under "Satisfaction and Discharge" is not clear. A deposit and discharge may be treated as a taxable exchange of such Debentures for beneficial interests in the trust consisting of the deposited money or securities. In that event, a Holder of Debentures may be required to recognize gain or loss equal to the difference between the Holder's adjusted basis for the Debentures and the amount realized in such exchange (which generally will be the fair market value of the Holder's beneficial interest in such trust). Thereafter, such Holder may be required to include in income a share of the income, gain and loss of the trust. As described above, it is generally a condition to such a deposit and discharge to obtain an opinion of tax counsel, or receipt by the Company from, or publication of a ruling by the United States Internal Revenue Service, to the effect that such deposit and discharge will not alter the Holders' tax consequences that would have been applicable in the absence of the deposit and discharge. Purchasers of the Debentures should consult their own advisors with respect to the tax consequences to them of such deposit and discharge, including the applicability and effect of tax laws other than Federal income tax law.

EVENTS OF DEFAULT

  With respect to the Debentures, an Event of Default is defined in the Indenture as being: (a) default for 30 days in payment of any interest on the Debentures; (b) failure to pay principal or premium with respect to the Debentures, if any, when due; (c) failure to observe or perform any other covenant in the Indenture or Debentures (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with in the section of the Indenture governing Events of Default), if such failure continues for 30 days after written notice by the Trustee or the Holders of at least 25% in aggregate principal amount of the Debentures then outstanding;
(d) uncured or unwaived failure to pay principal of or interest on any other obligation for borrowed money of the Company beyond any period of grace with respect thereto if (i) the aggregate principal amount of any such obligation is in excess of $50,000,000 and (ii) the default in such payment is not being contested by the Company in good faith and by appropriate proceedings; or (e) certain events of bankruptcy, insolvency, receivership or reorganization. The Trustee or the Holders of 25% in aggregate principal amount of the outstanding Debentures may declare the Debentures immediately due and payable upon the occurrence of any Event of Default (after expiration of any applicable grace period); in certain cases, the Holders of a majority in principal amount of the Debentures then outstanding may waive any past default and its consequences, except a default in the payment of principal, premium, if any, or interest.

  The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default with respect to the Debentures which is continuing, give to the Holders of the Debentures notice of all uncured defaults known to it (the term default to include the events specified above without grace periods); provided that, except in the case of default in the payment of principal (or premium, if any) or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding notice is in the interest of the Debenture Holders.

  Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default with respect to the Debentures shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders of Debentures outstanding unless such Holders shall have offered to the Trustee reasonable indemnity. The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent including notice and indemnity to the Trustee, but the Holder has a right to receipt of principal, premium, if any, and interest (subject to certain limitations with respect to defaulted interest) on their due dates or to institute suit for the enforcement thereof.

  So long as the Debentures remain outstanding the Company will be required to furnish annually to the Trustee an Officers' Certificate stating whether, to the best of the knowledge of the signers, the Company is in default under any of the provisions of the Indenture, and specifying all such defaults, and the nature thereof, of which they have knowledge. The Company will also be required to furnish to the Trustee copies of certain reports filed by the Company with the Commission.

  The Holders of a majority in principal amount of the Debentures outstanding will have the right to direct the time, method and place for conducting any proceeding for any remedy available to the Trustee, or exercising any power or trust conferred on the Trustee, provided that such direction shall be in accordance with law and the provisions of the Indenture, provided that the Trustee may decline to follow any such direction if the Trustee shall determine on the advice of counsel that the proceeding may not be lawfully taken or would be materially or unjustly prejudicial to Holders not joining in such direction. The Trustee will be under no obligation to act in accordance with such direction unless such Holders shall have offered the Trustee reasonable security or indemnity against costs, expenses and liabilities which may be incurred thereby.

INFORMATION CONCERNING THE TRUSTEE

  The Company may from time to time borrow from the Trustee or an affiliate thereof or otherwise maintain other banking transactions with the Trustee or an affiliate thereof in the ordinary course of business.

  Under the Indenture, the Trustee is required to transmit annual reports to all Holders regarding its eligibility as Trustee under the Indenture and certain related matters.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement dated as of May 20, 1998, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the principal amount of Debentures set forth opposite its name below:

                                                                    PRINCIPAL
                                                                    AMOUNT OF
      UNDERWRITERS                                                  DEBENTURES
      ------------                                                 ------------
      Salomon Brothers Inc........................................ $247,000,000
      Credit Suisse First Boston Corporation......................   84,000,000
      A.G. Edwards & Sons, Inc....................................   42,000,000
      McDonald & Company Securities, Inc..........................   42,000,000
      The Ohio Company............................................    5,000,000
                                                                   ------------
         Total.................................................... $420,000,000
                                                                   ============

  The Company has been advised by the Underwriters that they propose initially to offer the Debentures to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of .500% of the principal amount of the Debentures. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .250% of the principal amount of the Debentures to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

  In connection with this Offering, certain Underwriters and their affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Debentures. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Debentures for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Debentures in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Debentures in the open market following completion of the Offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the Debentures at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

  The Company does not presently intend to list the Debentures on any exchange. The Company has been advised by the Underwriters that they intend to make a market in the Debentures but that they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the Underwriters may be required to make in respect thereof.

                                LEGAL OPINIONS

  The validity of the Debentures will be passed upon for the Company by Beckman, Weil, Shepardson and Faller, LLC, Cincinnati, Ohio, and for the Underwriters by Mayer, Brown & Platt, Chicago, Illinois. The attorneys at Beckman, Weil, Shepardson and Faller, LLC representing the Company in this Offering beneficially own approximately 20,100 shares of the Company's common stock.

                                    EXPERTS

  The consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche llp, independent auditors, as stated in their reports appearing herein and incorporated herein by reference, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Cincinnati Financial Corporation:
  Condensed Interim Financial Statements
    Condensed Consolidated Balance Sheets as of March 31, 1998 and 1997...  F-2
    Condensed Consolidated Statements of Income for the Three Months Ended
     March 31, 1998 and 1997..............................................  F-3
    Condensed Consolidated Statement of Shareholders' Equity for the Three
     Months Ended March 31, 1998 and 1997.................................  F-4
    Condensed Consolidated Statements of Cash Flows for the Three Months
     Ended March 31, 1998 and 1997........................................  F-5
    Notes to Condensed Consolidated Financial Statements..................  F-6
  Annual Financial Statements
    Independent Auditor's Report..........................................  F-8
    Consolidated Balance Sheets as of December 31, 1997 and 1996..........  F-9
    Consolidated Statements of Income for the Years Ended December 31,
     1997, 1996 and 1995.................................................. F-10
    Consolidated Statement of Shareholders' Equity for the Years Ended
     December 31, 1997, 1996 and 1995..................................... F-11
    Consolidated Statements of Cash Flows for the Years Ended December 31,
     1997, 1996 and 1995.................................................. F-12
    Notes to Consolidated Financial Statements............................ F-13

                                     PART I

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                (000'S OMITTED)

                                                      (UNAUDITED)
                                                       MARCH 31,   DECEMBER 31,
                                                         1998          1997
                                                      -----------  ------------
ASSETS
Investments
  Fixed Maturities (Cost: 1998--$2,614,127; 1997--
   $2,571,549)....................................... $ 2,792,065   $2,751,219
  Equity Securities (Cost: 1998--$1,812,209; 1997--
   $1,725,855).......................................   6,523,354    5,999,271
  Other Invested Assets..............................      47,852       46,560
Cash.................................................      75,895       80,168
Investment Income Receivable.........................      74,872       74,520
Finance Receivables..................................      32,217       31,715
Premiums Receivable..................................     160,526      158,539
Reinsurance Receivable...............................     110,008      109,110
Prepaid Reinsurance Premiums.........................      23,980       23,612
Deferred Acquisition Costs Pertaining to Unearned
 Premiums and to Life Policies in Force..............     135,304      135,313
Land, Buildings and Equipment for Company Use (at
 Cost Less Accumulated Depreciation).................      55,074       52,559
Other Assets.........................................      29,576       30,839
                                                      -----------   ----------
    Total Assets..................................... $10,060,723   $9,493,425
                                                      ===========   ==========
LIABILITIES
Insurance Reserves:
  Losses and Loss Expenses........................... $ 1,968,091   $1,936,534
  Life Policy Reserves...............................     494,261      482,447
Unearned Premiums....................................     440,697      443,054
Notes Payable........................................     281,100      280,558
5.5% Convertible Senior Debentures Due 2002..........      56,723       58,430
Federal Income Taxes
  Current............................................      51,970       24,335
  Deferred...........................................   1,559,304    1,406,478
Other Liabilities....................................     143,162      144,624
                                                      -----------   ----------
    Total Liabilities................................   4,995,308    4,776,460
                                                      -----------   ----------
SHAREHOLDERS' EQUITY
Common Stock, $2 per Share; Authorized 200,000
 Shares; Issued 1998--169,787; 1997--169,391 Shares;
 Outstanding 1998--166,753; 1997--166,356 Shares.....     339,574      338,782
Paid-In Capital......................................     208,916      203,282
Retained Earnings....................................   1,400,341    1,341,730
Accumulated Other Comprehensive Income...............   3,189,153    2,905,756
                                                      -----------   ----------
                                                        5,137,984    4,789,550
Less Treasury Shares at Cost (1998--3,034 Shares;
 1997--3,035 Shares..................................     (72,569)     (72,585)
                                                      -----------   ----------
    Total Shareholders' Equity.......................   5,065,415    4,716,965
                                                      -----------   ----------
      Total Liabilities and Shareholders' Equity..... $10,060,723   $9,493,425
                                                      ===========   ==========

  Common Stock, Paid-In-Capital and Share figures reflect the effects of a 3-for-1 stock split effective to shareholders of record on April 24, 1998.

     Accompanying notes are an integral part of these financial statements.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                               THREE MONTHS
                                                              ENDED MARCH 31,
                                                             -----------------
                                                               1998     1997
                                                             -------- --------
                                                              (000'S OMITTED
                                                             EXCEPT PER SHARE
                                                                   DATA)
Revenue:
  Premiums Earned:
  Property and Casualty..................................... $378,400 $357,500
  Life......................................................   14,128   13,533
  Accident and Health.......................................    2,064    1,950
                                                             -------- --------
    Net Premiums Earned.....................................  394,592  372,983
  Investment Income, Less Expenses..........................   90,300   84,231
  Realized Gain on Investments..............................   25,642   24,303
  Other Income..............................................    2,020    2,220
                                                             -------- --------
    Total Revenues..........................................  512,554  483,737
                                                             -------- --------
Benefits & Expenses:
  Insurance Losses and Policyholder Benefits................  270,131  266,498
  Commissions...............................................   70,211   67,443
  Other Operating Expenses..................................   36,121   33,135
  Taxes, Licenses & Fees....................................   12,821   11,982
  Increase in Deferred Acquisition Costs Pertaining to
   Unearned Premiums and to Life Policies in Force..........        9     (174)
  Interest Expense..........................................    5,338    5,037
  Other Expenses............................................    1,590    1,538
                                                             -------- --------
    Total Benefits & Expenses...............................  396,221  385,459
                                                             -------- --------
Income Before Income Taxes..................................  116,333   98,278
                                                             -------- --------
  Provision for Income Taxes:
  Current...................................................   31,927   20,236
  Deferred..................................................      228    3,995
                                                             -------- --------
    Total Provision for Income Taxes........................   32,155   24,231
                                                             -------- --------
Net Income.................................................. $ 84,178 $ 74,047
                                                             ======== ========
Average Shares Outstanding..................................  166,601  166,437
                                                             ======== ========
Average Shares Outstanding (diluted)........................  172,538  172,817
                                                             ======== ========
Per Common Share:
  Net Income................................................ $    .51 $    .44
                                                             ======== ========
  Net Income (diluted)...................................... $    .49 $    .43
                                                             ======== ========
  Cash Dividends Declared................................... $  .1533 $  .1367
                                                             ======== ========

  Per share amounts reflect the effects of a 3-for-1 stock split effective to shareholders of record on April 24, 1998.

    Accompanying notes are an integral part of these financial statements.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                  (UNAUDITED)

                   THREE MONTHS ENDED MARCH 31, 1997 AND 1998

                                                                           ACCUMULATED
                                                                              OTHER         TOTAL
                          COMMON   STOCK   TREASURY  PAID-IN   RETAINED   COMPREHENSIVE SHAREHOLDERS'
                          SHARES   AMOUNT   STOCK    CAPITAL   EARNINGS      INCOME        EQUITY
                          ------- -------- --------  -------- ----------  ------------- -------------
                                                       (000'S OMITTED)
Balance December 31,
 1996...................  167,486 $334,972 $(11,217) $178,547 $1,132,880   $1,527,707    $3,162,889
                                                                                         ----------
Net Income..............                                          74,047                     74,047
Change in Unrealized
 Gains Net of Income
 Taxes of $129,969......                                                      241,371       241,371
                                                                                         ----------
Comprehensive Income....                                                                    315,418
Dividends Declared......                                         (22,688)                   (22,688)
Purchase/Issuance of
 Treasury Shares........                    (23,070)       17                               (23,053)
Stock Options Exercised.      101      202              1,112                                 1,314
Conversion of
 Debentures.............        3        6                 37                                    43
                          ------- -------- --------  -------- ----------   ----------    ----------
Balance March 31, 1997..  167,590 $335,180 $(34,287) $179,713 $1,184,239   $1,769,078    $3,433,923
                          ======= ======== ========  ======== ==========   ==========    ==========
Balance December 31,
 1997...................  169,391 $338,782 $(72,585) $203,282 $1,341,730   $2,905,756    $4,716,965
Net Income..............                                          84,178                     84,178
Change in Unrealized
 Gains Net of Income
 Taxes of $152,599......                                                      283,397       283,397
                                                                                         ----------
Comprehensive Income....                                                                    367,575
Dividends Declared......                                         (25,567)                   (25,567)
Purchase/Issuance of
 Treasury Shares........                         16        14                                    30
Stock Options Exercised.      281      562              4,142                                 4,704
Conversion of
 Debentures.............      115      230              1,478                                 1,708
                          ------- -------- --------  -------- ----------   ----------    ----------
Balance March 31, 1998..  169,787 $339,574 $(72,569) $208,916 $1,400,341   $3,189,153    $5,065,415
                          ======= ======== ========  ======== ==========   ==========    ==========

  Common Stock, Paid-In-Capital and Share figures reflect the effects of a 3-for-1 stock split effective to shareholders of record on April 24, 1998.


     Accompanying notes are an integral part of these financial statements.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
                                                            (000'S OMITTED)
Cash flows from operating activities:
  Net income............................................. $  84,178  $  74,047
  Adjustments to reconcile operating income to net cash
   provided by operating activities:
    Depreciation and amortization........................     2,626      2,503
    Increase in investment income receivable.............      (352)    (2,179)
    (Increase) decrease in premiums receivable...........    (1,987)     2,852
    (Increase) decrease in reinsurance receivable........      (898)    14,481
    Increase in prepaid reinsurance premiums.............      (368)      (294)
    Increase in deferred acquisition costs...............         9       (174)
    Decrease in accounts receivable......................     3,811        216
    Decrease in other assets.............................     3,663     44,215
    Increase in loss and loss expense reserves...........    31,557      2,866
    Increase in life policy reserves.....................    11,814      9,906
    Decrease in unearned premiums........................    (2,357)    (3,675)
    Decrease in other liabilities........................    (4,327)    (3,274)
    Decrease in deferred income taxes....................       228      4,102
    Realized gains on investments........................   (25,642)   (24,303)
    Increase in current income taxes.....................    27,394     20,129
    Other................................................    (5,645)    (2,528)
                                                          ---------  ---------
      Net cash provided by operating activities..........   123,704    138,890
                                                          ---------  ---------
Cash flows from investing activities:
  Sale of fixed maturities...............................     3,034     78,236
  Call or maturity of fixed maturities investments.......    79,408      9,264
  Sale of equity securities investments..................    80,437     61,472
  Collection of finance receivables......................     3,426      2,716
  Purchase of fixed maturities investments...............  (123,074)  (179,683)
  Purchase of equity securities investments..............  (142,547)   (93,175)
  Investment in land, buildings and equipment............    (5,946)    (2,632)
  Investment in finance receivables......................    (3,928)    (4,177)
  Investment in other invested assets....................    (1,359)       (38)
                                                          ---------  ---------
      Net cash used in investing activities..............  (110,549)  (128,017)
                                                          ---------  ---------
Cash flows from financing activities:
  Proceeds from stock options exercised..................     4,704      1,314
  Purchase/Issuance of treasury shares...................        30    (23,053)
  Increase in notes payable..............................       542      1,853
  Payment of cash dividends to shareholders..............   (22,704)   (20,585)
                                                          ---------  ---------
      Net cash used in financial activities..............   (17,428)   (40,471)
                                                          ---------  ---------
Net decrease in cash.....................................    (4,273)   (29,598)
Cash at beginning of period..............................    80,168     59,934
                                                          ---------  ---------
Cash at end of period.................................... $  75,895  $  30,336
                                                          =========  =========
Supplemental disclosures of cash flow information
  Interest paid.......................................... $   4,248  $   5,256
                                                          =========  =========
  Income taxes paid...................................... $       0  $       0
                                                          =========  =========

     Accompanying notes are an integral part of these financial statements.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE I--ACCOUNTING POLICIES

  The consolidated financial statements include the accounts of the Company and all of its subsidiaries, each of which is wholly owned, and are presented in conformity with generally accepted accounting principles. All significant inter-company investments and transactions have been eliminated in consolidation. The December 31, 1997 consolidated balance sheet amounts are derived from the audited financial statements but do not include all disclosures required by generally accepted accounting principles.

  Investments--Fixed maturities and equity securities have been classified as available for sale and are carried at fair values at March 31, 1998 and December 31, 1997.

  Unrealized Gains and Losses (000's omitted)--The increases (decreases) in unrealized gains for fixed maturities and equity securities (net of income tax effect) for the three-month periods ended March 31 are as follows:

                                                    FIXED      EQUITY
                                                  MATURITIES SECURITIES  TOTAL
                                                  ---------- ---------- --------
      1998.......................................  $ (1,126)  $284,523  $283,397
      1997.......................................  $(16,883)  $258,254  $241,371

  Such amounts are included as additions to and deductions from shareholders' equity.

  Reinsurance (000's omitted)--Premiums earned are net of $24,054 and $24,205 of premium on ceded business for March 31, 1998 and 1997, respectively. Insurance losses and policyholder benefits in the accompanying consolidated statements of income are net of $11,954 and $13,010 reinsurance recoveries for March 31, 1998 and 1997, respectively.

NOTE II--STOCK OPTIONS

  The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over ten-year periods. On March 31, 1998, outstanding options for Stock Option Plan No. III totalled 49,614 shares with a purchase price of $7.34, outstanding options for Stock Plan No. IV totalled 2,834,211 shares with purchase prices ranging from a low of $7.46 to a high of $42.88 and outstanding options for Stock Plan V totalled 1,419,405 shares with purchase prices ranging from a low of $20.48 to a high of $45.38. These amounts reflect the effects of a 3-for-1 stock split effective to shareholders of record on April 24, 1998.

NOTE III--INTERIM ADJUSTMENTS

  The preceding summary of condensed financial statements for Cincinnati Financial Corporation and consolidated subsidiaries are unaudited, but the Company believes that all adjustments (consisting only of normal recurring accruals) necessary for fair presentation have been made. The results of operations for this interim period are not necessarily an indication of results to be expected for the remaining nine months of the year.

NOTE IV--SUBSEQUENT EVENTS

  On April 4, 1998, the Company's authorized capital was increased to 200,000,000 shares of common stock and a 3-for-1 stock split, in the form of a 200% stock dividend, was declared to shareholders of record April 24, 1998, to be distributed May 15, 1998.

  Cincinnati Financial Corporation filed a Form S-3 Registration Statement with the Securities and Exchange Commission on May 1, 1998, to issue $350,000,000 of debentures due 2028. The offering will be completed in late May 1998.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                                  (UNAUDITED)


NOTE V--FINANCIAL ACCOUNTING PRONOUNCEMENTS

  Comprehensive Income--In the first quarter of 1998, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 130 "Reporting Comprehensive Income." This statement requires financial statement reporting of comprehensive income, which includes net income and other items, such as the change in unrealized gains on investments, net of income taxes. The accompanying consolidated financial statements have reflected the effects of this pronouncement.

  Segment Information--SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" is effective for the Company in 1998 and will require additional disclosures for the Company's operating segments in the annual consolidated financial statement. Beginning in 1999, certain segment information is required to be reported quarterly.

                         INDEPENDENT AUDITORS' REPORT

  To the Shareholders and Board of Directors of Cincinnati Financial
Corporation:

  We have audited the consolidated balance sheets of Cincinnati Financial Corporation and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cincinnati Financial Corporation and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          Deloitte & Touche llp

Cincinnati, Ohio
February 4, 1998
(April 24, 1998 as to the effects of the stock split and comprehensive income described in Note 1)

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                (000'S OMITTED)

                                                            DECEMBER 31,
                                                        ----------------------
                                                           1997        1996
                                                        ----------  ----------
ASSETS
Investments
  Fixed maturities, at fair value (cost: 1997--
   $2,571,549; 1996--$2,431,785)......................  $2,751,219  $2,561,805
  Equity securities, at fair value (cost: 1997--
   $1,725,855; 1996--$1,537,189)......................   5,999,271   3,740,180
  Other invested assets...............................      46,560      42,419
Cash..................................................      80,168      59,933
Investment income receivable..........................      74,520      70,446
Finance receivables...................................      31,715      26,864
Premiums receivable...................................     158,539     162,045
Reinsurance receivable................................     109,110     115,906
Prepaid reinsurance premiums..........................      23,612      22,924
Deferred acquisition costs pertaining to unearned
 premiums and to life policies in force...............     135,313     127,588
Land, buildings and equipment for Company use (at
 cost, less accumulated depreciation: 1997--$97,248;
 1996--$85,541).......................................      52,559      50,071
Other assets..........................................      30,839      65,333
                                                        ----------  ----------
    Total assets .....................................  $9,493,425  $7,045,514
                                                        ==========  ==========
LIABILITIES
Insurance reserves
  Losses and loss expenses............................  $1,936,534  $1,881,167
  Life policy reserves................................     482,447     440,281
Unearned premiums.....................................     443,054     425,750
Other liabilities.....................................     168,959     116,589
Deferred income taxes.................................   1,406,478     676,893
Notes payable.........................................     280,558     262,098
5.5% convertible senior debentures due 2002...........      58,430      79,847
                                                        ----------  ----------
    Total liabilities.................................   4,776,460   3,882,625
                                                        ----------  ----------
SHAREHOLDERS' EQUITY
Common stock, par value--$2 per share; authorized
 200,000 shares; issued, 1997--169,391; 1996--167,486.     338,782     334,972
Paid-in capital.......................................     203,282     178,547
Retained earnings.....................................   1,341,730   1,132,880
Accumulated other comprehensive income................   2,905,756   1,527,707
                                                        ----------  ----------
                                                         4,789,550   3,174,106
Less treasury shares at cost (1997--3,035 shares;
 1996--576 shares)....................................     (72,585)    (11,217)
                                                        ----------  ----------
    Total shareholders' equity........................   4,716,965   3,162,889
                                                        ----------  ----------
    Total liabilities and shareholders' equity........  $9,493,425  $7,045,514
                                                        ==========  ==========

   Adjusted to reflect 3 for 1 stock split payable May 15 to shareholders of record April 24.

           Accompanying notes are an integral part of this statement.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (000'S OMITTED EXCEPT PER SHARE DATA)

                                                 YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
REVENUE
Premium income
  Property and casualty....................  $1,453,526  $1,366,544  $1,263,257
  Life.....................................      54,742      48,694      43,551
  Accident and health......................       8,110       7,659       7,318
                                             ----------  ----------  ----------
  Net premiums earned......................   1,516,378   1,422,897   1,314,126
Investment income..........................     348,597     327,307     300,015
Realized gains on investments..............      69,230      47,946      30,781
Other income...............................       8,179      10,599      10,729
                                             ----------  ----------  ----------
    Total revenues.........................   1,942,384   1,808,749   1,655,651
                                             ----------  ----------  ----------
BENEFITS AND EXPENSES
Insurance losses and policyholder benefits.   1,054,924   1,087,105     964,216
Commissions................................     282,690     259,291     244,862
Other operating expenses...................     139,030     117,034      97,909
Taxes, licenses and fees...................      48,573      43,392      38,887
Increase in deferred acquisition costs
 pertaining to unearned premiums and to
 life policies in force ...................      (7,725)     (7,999)    (10,086)
Interest expense...........................      20,821      20,102      17,231
Other expenses.............................       9,512       7,403       7,444
                                             ----------  ----------  ----------
    Total benefits and expenses............   1,547,825   1,526,328   1,360,463
                                             ----------  ----------  ----------
INCOME BEFORE INCOME TAXES.................     394,559     282,421     295,188
                                             ----------  ----------  ----------
PROVISION FOR INCOME TAXES
Current....................................     107,046      67,827      76,012
Deferred...................................     (11,862)     (9,166)     (8,174)
                                             ----------  ----------  ----------
    Total provision for income taxes.......      95,184      58,661      67,838
                                             ----------  ----------  ----------
NET INCOME.................................  $  299,375  $  223,760  $  227,350
                                             ==========  ==========  ==========
PER COMMON SHARE
Net Income.................................  $     1.81  $     1.34  $     1.36
                                             ==========  ==========  ==========
Net Income (diluted).......................  $     1.77  $     1.31  $     1.33
                                             ==========  ==========  ==========
Cash dividends (declared)..................  $      .55  $      .49  $      .43
                                             ==========  ==========  ==========

  Per share amounts reflect the effects of a 3-for-1 stock split effective to shareholders of record on April 24, 1998.

          Accompanying notes are an integral part of this statement.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                (000'S OMITTED)

                                                                     ACCUMULATED
                                                                        OTHER         TOTAL
                           COMMON  TREASURY  PAID-IN    RETAINED    COMPREHENSIVE SHAREHOLDERS'
                           STOCK    STOCK    CAPITAL    EARNINGS       INCOME        EQUITY
                          -------- --------  --------  ----------   ------------- -------------
Balance, December 31,
 1994...................  $302,616 $   (914) $(95,952) $1,133,105    $  601,192    $1,940,047
                                                                                   ----------
Net income..............                                  227,350                     227,350
Change in unrealized
 gains on investments...                                                858,763       858,763
Income taxes on
 unrealized gains.......                                               (300,567)     (300,567)
                                                                                   ----------
Comprehensive income....                                                              785,546
Dividends declared......                                  (71,262)                    (71,262)
5% stock dividend at
 market.................    15,129            117,252    (132,566)*                      (185)
Purchase/issuance of
 treasury shares........               (470)      182                                    (288)
Stock options exercised.       759              3,354                                   4,113
                          -------- --------  --------  ----------    ----------    ----------
Balance, December 31,
 1995...................   318,504   (1,384)   24,836   1,156,627     1,159,388    $2,657,971
                                                                                   ----------
Net income..............                                  223,760                     223,760
Change in unrealized
 gains on investments...                                                566,644       566,644
Income taxes on
 unrealized gains.......                                               (198,325)     (198,325)
                                                                                   ----------
Comprehensive income....                                                              592,029
Dividends declared......                                  (81,498)                    (81,498)
5% stock dividend at
 market.................    15,913            149,844    (166,009)*                      (252)
Purchase/issuance of
 treasury shares........             (9,833)      870                                  (8,963)
Stock options exercised.       534              2,865                                   3,399
Conversion of
 debentures.............        21                132                                     153
                          -------- --------  --------  ----------    ----------    ----------
Balance, December 31,
 1996...................   334,972  (11,217)  178,547   1,132,880     1,527,707     3,162,889
                                                                                   ----------
Net income..............                                  299,375                     299,375
Change in unrealized
 gains on investments...                                              2,120,075     2,120,075
Income taxes on
 unrealized gains.......                                              (742,026)      (742,026)
                                                                                   ----------
Comprehensive income....                                                            1,677,424
Dividends declared......                                  (90,525)                    (90,525)
Purchase/issuance of
 treasury shares........            (61,368)      654                                 (60,714)
Stock options exercised.       931              5,543                                   6,474
Conversion of
 debentures.............     2,879             18,538                                  21,417
                          -------- --------  --------  ----------    ----------    ----------
Balance, December 31,
 1997...................  $338,782 $(72,585) $203,282  $1,341,730    $2,905,756    $4,716,965
                          ======== ========  ========  ==========    ==========    ==========

-------
   *Includes $183,718 and $251,851 for fractional shares paid in April 1995 and 1996, respectively.

  Common Stock, Paid-In-Capital and Share figures reflect the effects of a 3-for-1 stock split effective to shareholders of record on April 24, 1998.

           Accompanying notes are an integral part of this statement.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (000'S OMITTED)

                                                 YEARS ENDED DECEMBER 31,
                                               -------------------------------
                                                 1997       1996       1995
                                               ---------  ---------  ---------
Cash flows from operating activities:
  Net income.................................. $ 299,375  $ 223,760  $ 227,350
  Adjustments to reconcile net income to net
   cash flows provided by operating
   activities:
    Depreciation and amortization.............    11,327      7,100      9,641
    Increase in investment income receivable..    (4,074)    (5,401)    (8,976)
    Decrease (increase) in premiums
     receivable...............................     3,506       (928)   (19,145)
    Decrease (increase) in reinsurance
     receivable...............................     6,796    (12,223)   (36,558)
    (Increase) decrease in prepaid reinsurance
     premiums.................................      (688)    (1,089)     2,231
    Increase in deferred acquisition costs....    (7,725)    (7,999)   (10,086)
    Increase in accounts receivable...........    (7,230)    (2,080)    (3,900)
    Decrease (increase) in other assets.......    42,084    (31,538)    (6,773)
    Increase in loss and loss expense
     reserves.................................    55,367    137,633    191,237
    Increase in life policy reserves..........    42,166     37,017     33,169
    Increase in unearned premiums.............    17,304     17,126     26,505
    Increase in other liabilities.............    49,672      6,984      9,522
    Decrease in deferred income taxes.........   (11,862)    (9,272)    (8,174)
    Realized gains on investments.............   (69,230)   (47,946)   (30,781)
    Other.....................................       169     (2,805)    14,245
                                               ---------  ---------  ---------
      Net cash provided by operating
       activities.............................   426,957    308,339    389,507
                                               ---------  ---------  ---------
Cash flows from investing activities:
  Sale of fixed maturities investments........   138,741    219,131    118,986
  Call or maturity of fixed maturities
   investments................................   376,496    247,205    187,320
  Sale of equity securities investments.......   266,296    257,981    255,542
  Collection of finance receivables...........     8,588     10,449      8,222
  Purchase of fixed maturities investments....  (637,858)  (564,317)  (616,001)
  Purchase of equity securities investments...  (400,405)  (353,340)  (370,445)
  Investment in land, buildings and equipment.   (16,485)   (17,798)   (10,538)
  Investment in finance receivables...........   (13,439)   (17,032)   (12,335)
  Increase in other invested assets...........    (4,471)    (7,030)    (4,666)
                                               ---------  ---------  ---------
      Net cash used in investing activities...  (282,537)  (224,751)  (443,915)
                                               ---------  ---------  ---------
Cash flows from financing activities:
  Proceeds from stock options exercised.......     6,474      3,399      4,113
  Purchase/issuance of treasury shares........   (60,714)    (8,963)      (287)
  Increase in notes payable...................    18,460     41,093     91,889
  Payment of cash dividends to shareholders...   (88,405)   (79,203)   (69,542)
                                               ---------  ---------  ---------
      Net cash (used) provided in financing
       activities.............................  (124,185)   (43,674)    26,173
                                               ---------  ---------  ---------
Net increase (decrease) in cash...............    20,235     39,914    (28,235)
Cash at beginning of year.....................    59,933     20,019     48,254
                                               ---------  ---------  ---------
Cash at end of year........................... $  80,168  $  59,933  $  20,019
                                               =========  =========  =========
Supplemental disclosures of cash flow
 information:
  Interest paid............................... $  21,823  $  20,922  $  16,001
                                               =========  =========  =========
  Income taxes paid........................... $  95,488  $  65,000  $  67,000
                                               =========  =========  =========

           Accompanying notes are an integral part of this statement.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Operations--

  Cincinnati Financial Corporation (the "Company") sells insurance primarily in the Midwest and Southeast through a network of local independent agents. Insurance products sold include fire, automobile, casualty, bonds and all related forms of property and casualty insurance as well as life insurance and accident and health insurance.

 Basis of Presentation--

  The consolidated financial statements include the accounts of the Company and its subsidiaries, each of which is wholly owned, and are presented in conformity with generally accepted accounting principles. Generally accepted accounting principles differ in certain respects from statutory insurance accounting practices prescribed or permitted for insurance companies by regulatory authorities. All significant inter-company balances and transactions have been eliminated in consolidation.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The accompanying consolidated financial statements include estimates for such items as insurance reserves and income taxes. Actual results could differ from those estimates.

 Property and Casualty Insurance--

  Expenses incurred in the issuance of policies are deferred and amortized over the terms of the policies. Anticipated investment income is not considered in determining if a premium deficiency related to insurance contracts exists. Policy premiums are included in income on a pro rata basis over the terms of the policies. Losses and loss expense reserves are based on claims reported prior to the end of the year and estimates of unreported claims.

 Life Insurance--

  Policy acquisition costs are deferred and amortized over the premium paying period of the policies. Life policy reserves are based on anticipated rates of mortality derived primarily from industry experience data, anticipated withdrawal rates based principally on Company experience and estimated future interest earnings using initial interest rates ranging from 3% to 10 1/2%. Interest rates on approximately $324,000,000 and $296,000,000 of such reserves at December 31, 1997 and 1996, respectively, are periodically adjusted based upon market conditions.

  Payments received for investment, limited pay and universal life-type contracts are recognized as income only to the extent of the current cost of insurance and policy administration, with the remainder recognized as liabilities and included in life policies reserves.

 Accident and Health Insurance--

  Expenses incurred in the issuance of policies are deferred and amortized over a five-year period. Policy premium income, unearned premiums and reserves for unpaid losses are accounted for in substantially the same manner as property and casualty insurance discussed above.

 Reinsurance--

  In the normal course of business, the Company seeks to reduce losses that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES exposure with other insurance companies, reinsurers and involuntary state pools. Reinsurance contracts do not relieve the Company from any obligation to policyholders. Although the Company historically has not experienced uncollectible reinsurance, failure of reinsurers to honor their obligations could result in losses to the Company. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

  The Company also assumes some reinsurance from other insurance companies, reinsurers and involuntary state pools. Such assumed reinsurance activity is recorded principally on the basis of reports received from the ceding companies.

 Investments--

  Fixed maturities (bonds and notes) and equity securities (common and preferred stocks) are classified as available for sale and are stated at fair values.

  Unrealized gains and losses on investments, net of income taxes associated therewith, are included in shareholders' equity. Realized gains and losses on sales of investments are recognized in net income on a specific identification basis.

 Income Taxes--

  Deferred tax liabilities and assets are computed using the tax rates in effect for the time when temporary differences in book and taxable income are estimated to reverse. Deferred income taxes are recognized for numerous temporary differences between the Company's taxable income and book-basis income and other changes in shareholders' equity. Such temporary differences relate primarily to unrealized gains on investments and differences in the recognition of deferred acquisition costs and insurance reserves. Deferred taxes associated with unrealized appreciation (except the amounts related to the effect of income tax rate changes) are charged to shareholders' equity, and deferred taxes associated with other differences are charged to income.

 Earnings Per Share--

  Net income per common share is based on the weighted average number of common shares outstanding during each of the respective years. The calculation of net income per common share (diluted) assumes the conversion of convertible senior debentures and the exercise of stock options.

 Fair Value Disclosures--

  Fair values for investments in fixed maturity securities (including redeemable preferred stock) are based on quoted market prices, where available. For such securities not actively traded, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. Fair values for equity securities are based on quoted market prices.

  The fair values for liabilities under investment-type insurance contracts (annuities) are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Fair values for short-term notes payable are estimated using interest rates currently available to the Company. Fair values for long-term convertible debentures are based on the quoted market prices for such debentures.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

 Stock split--

  On April 4, 1998, the Company's authorized capital stock was increased to 200,000,000 shares of common stock and a three-for-one stock split was declared that is effective for shareholders of record as of April 24, 1998. The financial statements, notes and other references to share and per share data have been retroactively restated to reflect the stock split for all periods presented.

 Comprehensive Income--

  In the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income". This statement requires financial statement reporting of comprehensive income, which includes net income and other items, such as the change in unrealized gains on investments, net of income taxes. The financial statements and notes have been retroactively restated to conform to SFAS 130 requirements.

 Other--

  SFAS No. 128 "Earnings Per Share" was adopted in 1997, and all prior period earnings per share data has been restated.

  SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information" will be effective for the Company in 1998 and will require additional disclosures for the Company's operating segments.

 Reclassifications--

  Certain prior year amounts have been reclassified to conform with 1997 classifications.

2. INVESTMENTS

                                                 YEARS ENDED DECEMBER 31,
                                               ------------------------------
                                                  1997       1996      1995
                                               ----------  --------  --------
                                                     (000'S OMITTED)
Investment income summarized by investment
 category:
  Interest on fixed maturities................ $  218,065  $208,907  $186,071
  Dividends on equity securities..............    128,403   118,932   111,458
  Other investment income.....................      6,865     5,744     6,480
                                               ----------  --------  --------
    Total.....................................    353,333   333,583   304,009
  Less investment expenses....................      4,736     6,276     3,994
                                               ----------  --------  --------
    Net investment income..................... $  348,597  $327,307  $300,015
                                               ==========  ========  ========
Realized gains on investments summarized by
 investment category:
  Fixed maturities:
    Gross realized gains...................... $   22,075  $ 20,823  $ 14,466
    Gross realized losses.....................     (6,732)  (10,207)   (7,263)
  Equity securities:
    Gross realized gains......................     62,337    47,310    38,705
    Gross realized losses.....................     (8,450)   (9,980)  (15,127)
                                               ----------  --------  --------
    Realized gains on investments............. $   69,230  $ 47,946  $ 30,781
                                               ==========  ========  ========
Change in unrealized gains on investments
 summarized by investment category:
  Fixed maturities............................ $   49,650  $(18,257) $181,475
  Equity securities...........................  2,070,425   584,901   677,288
                                               ----------  --------  --------
    Change in unrealized gains on investments. $2,120,075  $566,644  $858,763
                                               ==========  ========  ========

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

  Analysis of cost, gross unrealized gains, gross unrealized losses and fair value as of December 31, 1997 and 1996 (000's omitted):

                                                 GROSS      GROSS
                                               UNREALIZED UNREALIZED    FAIR
                                       COST      GAINS      LOSSES     VALUE
1997                                ---------- ---------- ---------- ----------
Fixed maturities:
  States, municipalities and
   political subdivisions.......... $  843,064 $   47,811   $2,645   $  888,230
  Convertibles and bonds with
   warrants attached...............    103,124      7,973    1,705      109,392
  Public utilities.................     74,871      4,982       18       79,835
  United States government and
   government agencies and
   authorities.....................      9,278        258       22        9,514
  All other corporate bonds........  1,541,212    125,174    2,138    1,664,248
                                    ---------- ----------   ------   ----------
    Total.......................... $2,571,549 $  186,198   $6,528   $2,751,219
                                    ========== ==========   ======   ==========
Equity securities.................. $1,725,855 $4,277,294   $3,878   $5,999,271
                                    ========== ==========   ======   ==========
1996
Fixed maturities:
  States, municipalities and
   political subdivisions.......... $  838,008 $   38,457   $1,092   $  875,373
  Convertibles and bonds with
   warrants attached...............    125,629      7,626    1,630      131,625
  Public utilities.................     85,573      3,697      349       88,921
  United States government and
   government agencies and
   authorities.....................      8,790        156      143        8,803
  All other corporate bonds........  1,373,785     88,713    5,415    1,457,083
                                    ---------- ----------   ------   ----------
    Total.......................... $2,431,785 $  138,649   $8,629   $2,561,805
                                    ========== ==========   ======   ==========
Equity securities.................. $1,537,189 $2,207,805   $4,814   $3,740,180
                                    ========== ==========   ======   ==========

  Contractual maturity dates for investments in fixed maturity securities as of December 31, 1997 (000's omitted):

                                                              FAIR       % OF
                                                   COST      VALUE    FAIR VALUE
                                                ---------- ---------- ----------
   Maturity dates occurring:
     One year or less.......................... $   58,119 $   58,306     2.1
     After one year through five years.........    337,683    360,838    13.1
     After five years through ten years........    905,388    958,526    34.9
     After ten years...........................  1,270,359  1,373,549    49.9
                                                ---------- ----------   -----
       Total................................... $2,571,549 $2,751,219   100.0
                                                ========== ==========   =====

  Actual maturities may differ from contractual maturities when there exists a right to call or prepay obligations with or without call or prepayment penalties.

  At December 31, 1997, investments with a cost of $51,585,000 were on deposit with various states in compliance with certain regulatory requirements.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

  Investments in companies that exceed 10% of the Company's shareholders' equity include the following as of December 31 (000's omitted):

                                       1997                    1996
                               ----------------------  ----------------------
                                             FAIR                    FAIR
                                 COST        VALUE       COST        VALUE
                               ---------  -----------  ---------  -----------
   Fifth Third Bancorp common
    stock.....................  $255,089   $2,612,607   $238,087   $1,331,625
   Alltel Corporation common
    stock.....................  $ 95,810   $  522,527   $ 95,720   $  399,252

3. DEFERRED ACQUISITION COSTS

  Acquisition costs incurred and capitalized during 1997, 1996 and 1995 amounted to $322,117,000, $303,111,000 and $282,399,000, respectively.
Amortization of deferred acquisition costs was $314,392,000, $295,112,000 and $272,313,000 for 1997, 1996 and 1995, respectively.

4. LOSSES AND LOSS EXPENSES

  Activity in the reserve for losses and loss expenses is summarized as follows (000's omitted):

                                                 YEARS ENDED DECEMBER 31,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
      Balance at January 1.................. $1,824,296  $1,690,461  $1,510,150
        Less reinsurance receivable.........    121,881     109,719      78,125
                                             ----------  ----------  ----------
      Net balance at January 1..............  1,702,415   1,580,742   1,432,025
                                             ----------  ----------  ----------
      Incurred related to:
        Current year........................  1,115,140   1,183,251   1,040,541
        Prior years.........................   (119,654)   (151,996)   (126,509)
                                             ----------  ----------  ----------
      Total incurred........................    995,486   1,031,255     914,032
                                             ----------  ----------  ----------
      Paid related to:
        Current year........................    467,843     514,186     396,856
        Prior years.........................    453,410     395,396     368,459
                                             ----------  ----------  ----------
      Total paid............................    921,253     909,582     765,315
                                             ----------  ----------  ----------
      Net balance at December 31............  1,776,648   1,702,415   1,580,742
        Plus reinsurance receivable.........    112,235     121,881     109,719
                                             ----------  ----------  ----------
      Balance at December 31................ $1,888,883  $1,824,296  $1,690,461
                                             ==========  ==========  ==========

  As a result of changes in estimates of insured events in prior years, the provision for losses and loss expenses decreased by $119,654,000, $151,996,000 and $126,509,000 in 1997, 1996 and 1995. These decreases are due in part to the effects of settling reported (case) and unreported (IBNR) reserves established in prior years for less than expected.

  The reserve for losses and loss expenses in the accompanying balance sheets also includes $47,651,000 and $56,871,000 at December 31, 1997 and 1996,
respectively, for certain life/health losses and loss checks payable.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

5. LIFE POLICY RESERVES

  Life policy reserves have been calculated using the account value basis for universal life and annuity policies and primarily the Basic Table (select) mortality basis for ordinary/traditional, industrial and other policies. Following is a summary of such reserves (000's omitted):

                                                                1997     1996
                                                              -------- --------
      Ordinary/traditional life.............................. $137,734 $123,473
      Universal life.........................................  202,696  183,967
      Annuities..............................................  121,284  112,496
      Industrial.............................................   16,470   16,881
      Other..................................................    4,263    3,464
                                                              -------- --------
        Total................................................ $482,447 $440,281
                                                              ======== ========

  At December 31, 1997 and 1996, the fair value associated with the annuities shown above approximated $123,000,000 and $114,000,000, respectively.

6. NOTES PAYABLE

  The Company and subsidiaries had no compensating balance requirement on debt for either 1997 or 1996. Notes payable in the accompanying balance sheets are short term, and interest rates charged on such borrowings ranged from 5.14% to 8.50% during 1997 which resulted in an average interest rate of 6.14%. At December 31, 1997 and 1996, the fair value of the notes payable approximated the carrying value and the weighted average interest rate approximated 6.44% and 6.12%, respectively.

7. CONVERTIBLE SENIOR DEBENTURES

  The convertible senior debentures are convertible by the debenture holders into shares of common stock at a conversion price of $14.88 (67.23 shares for each $1,000 principal). At December 31, 1997 and 1996, the fair value of the debentures approximated $175,000,000 and $115,000,000, respectively.

8. REINSURANCE

  Property and casualty premium income in the accompanying statements of income includes approximately $41,694,000, $41,139,000 and $36,956,000 of earned premiums on assumed business and is net of approximately $94,397,000, $91,396,000 and $83,805,000 of earned premiums on ceded business for 1997, 1996 and 1995, respectively.

  Written premiums for 1997, 1996 and 1995 consist of the following (000's omitted):

                                                1997        1996        1995
                                             ----------  ----------  ----------
      Direct business....................... $1,523,915  $1,433,340  $1,338,205
      Assumed business......................     42,773      42,671      39,221
      Ceded business........................    (95,085)    (92,486)    (81,574)
                                             ----------  ----------  ----------
        Net................................. $1,471,603  $1,383,525  $1,295,852
                                             ==========  ==========  ==========

  Insurance losses and policyholder benefits in the accompanying statements of income are net of approximately $34,744,000, $44,770,000 and $40,316,000 of reinsurance recoveries for 1997, 1996 and 1995, respectively.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

9. FEDERAL INCOME TAXES

  Significant components of the Company's net deferred tax liability as of December 31, 1997 and 1996 are as follows (000's omitted):

                                                               1997      1996
                                                            ---------- --------
      Deferred tax liabilities:
        Unrealized gains on investments.................... $1,558,580 $816,554
        Deferred acquisition costs.........................     42,936   38,966
        Other..............................................     10,514    8,447
                                                            ---------- --------
        Total..............................................  1,612,030  863,967
                                                            ---------- --------
      Deferred tax assets:
        Losses and loss expense reserves...................    127,994  133,692
        Unearned premiums..................................     29,293   28,109
        Life policy reserves...............................     19,460   15,962
        Other..............................................     28,805    9,311
                                                            ---------- --------
        Total..............................................    205,552  187,074
                                                            ---------- --------
      Net deferred tax liability........................... $1,406,478 $676,893
                                                            ========== ========

  The provision for federal income taxes is based upon a consolidated income tax return for the Company and subsidiaries.

  The differences between the statutory federal rates and the Company's effective federal income tax rates are as follows:

                                                          1997    1996    1995
                                                         PERCENT PERCENT PERCENT
                                                         ------- ------- -------
      Tax at statutory rate.............................  35.00   35.00   35.00
      Increase (decrease) resulting from:
        Tax-exempt municipal bonds......................  (4.44)  (6.41)  (6.10)
        Dividend exclusion..............................  (6.54)  (8.50)  (8.04)
        Other...........................................    .10     .68    2.12
                                                          -----   -----   -----
      Effective rate....................................  24.12   20.77   22.98
                                                          =====   =====   =====

  No provision has been made (at December 31, 1997, 1996 and 1995) for federal income taxes on approximately $14,000,000 of the life insurance subsidiary's retained earnings, since such taxes will become payable only to the extent that such retained earnings are distributed as dividends or exceed limitations prescribed by tax laws. The Company does not contemplate any such dividend.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

10. NET INCOME PER COMMON SHARE

                                              INCOME       SHARES     PER SHARE
                                            (NUMERATOR) (DENOMINATOR)  AMOUNT
                                            ----------- ------------- ---------
                                              (000'S OMITTED EXCEPT PER SHARE
                                                           DATA)
      1997
      Net income per common share..........  $299,375      165,538      $1.81
                                                                        =====
        Effect of dilutive securities:
          5.5% convertible senior
           debentures......................     2,712        3,928
          Stock options....................                  1,329
                                             --------      -------
      Net income per common share
       (diluted)...........................  $302,087      170,795      $1.77
                                             ========      =======      =====
      1996
      Net income per common share..........  $223,760      167,209      $1.34
                                                                        =====
        Effect of dilutive securities:
          5.5% convertible senior
           debentures......................     2,859        5,368
          Stock options....................                    769
                                             --------      -------
      Net income per common share
       (diluted)...........................  $226,619      173,346      $1.31
                                             ========      =======      =====
      1995
      Net income per common share..........  $227,350      167,003      $1.36
                                                                        =====
        Effect of dilutive securities:
          5.5% convertible senior
           debentures......................     2,860        5,378
          Stock options....................                    665
                                             --------      -------
      Net income per common share
       (diluted)...........................  $230,210      173,046      $1.33
                                             ========      =======      =====

  Options to purchase 76,000, 1,458,000 and 372,000 shares of common stock were outstanding during 1997, 1996 and 1995, respectively, but were not included in the computation of net income per common share (diluted) because the options' exercise prices were greater than the average market price of the common shares.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

11. PENSION PLAN

  The Company and subsidiaries have a defined benefit pension plan covering substantially all employees. Benefits are based on years of credited service and compensation level. Contributions to the plan are based on the frozen entry age actuarial cost method. Pension expense is composed of several components that are determined using the projected unit credit actuarial cost method and based on certain actuarial assumptions. The following table sets forth the plan's funded status and the amounts recognized in the Company's balance sheets as of December 31, 1997 and 1996 (000's omitted):

                                                              1997      1996
                                                            --------  --------
      Actuarial present value of accumulated benefit
       obligation (vested benefits: 1997--$34,094; 1996--
       $29,704)............................................ $ 35,202  $ 30,740
                                                            ========  ========
      Plan assets at fair value............................ $133,470  $ 92,740
      Actuarial present value of projected benefit
       obligation..........................................   61,457    54,208
                                                            --------  --------
      Plan assets in excess of projected benefit
       obligation..........................................   72,013    38,532
      Unrecognized net transition asset at January 1, 1987
       ($7,774 amortized over 21 years)....................   (3,702)   (4,072)
      Unrecognized prior service costs.....................     (397)     (437)
      Unrecognized net gain................................  (68,558)  (34,730)
                                                            --------  --------
      Accrued pension cost................................. $   (644) $   (707)
                                                            ========  ========

  Net pension expense for 1997, 1996 and 1995 includes the following components (000's omitted):

                                                    1997      1996      1995
                                                  --------  --------  --------
      Service cost for current year.............. $  3,449  $  3,306  $  2,555
      Interest cost..............................    3,938     3,572     3,014
      Actual return on plan assets...............  (43,752)  (15,057)  (20,717)
      Net amortization and deferral..............   36,302     8,615    14,720
                                                  --------  --------  --------
      Net pension expense........................ $    (63) $    436  $   (428)
                                                  ========  ========  ========

  The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation as of December 31 was 6.75%, 7% and 6.75% in 1997, 1996 and 1995, respectively. The rates of increase in future compensation levels were 5% to 7% for each year. The expected long-term rate of return on retirement plan assets, consisting principally of equity securities (including those of the Company), was 8% as of December 31, 1997, 1996 and 1995.

12. SHAREHOLDERS' EQUITY AND RESTRICTION

  The insurance subsidiaries paid cash dividends to the Company of approximately $95,500,000, $77,027,000 and $143,773,000 in 1997, 1996 and
1995, respectively. Dividends paid to the Company by insurance subsidiaries are restricted by regulatory requirements of the insurance subsidiaries' domiciliary state. Generally, the maximum dividend that may be paid without prior regulatory approval is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the prior calendar year, up to the amount of statutory unassigned surplus as of the end of the prior calendar year. Dividends exceeding these limitations can be paid only with approval of the insurance department of the subsidiaries' domiciliary state. During 1998, the total dividends that can be paid to the Company without regulatory approval are approximately $246,941,000.

  942,534 shares of common stock were available for future stock option grants, as of December 31, 1997.

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

  On November 22, 1996, the Board of Directors of the Company authorized the repurchase of up to three million of the Company's outstanding shares as management deemed appropriate, over an unspecified period of time. As of December 31, 1997, the Company had repurchased 934,041 shares before the three-for-one split.

13. STATUTORY ACCOUNTING INFORMATION

  Net income and shareholders' equity, as determined in accordance with statutory accounting practices for the Company's insurance subsidiaries, are as follows (000's omitted):

                                                      YEARS ENDED DECEMBER 31,
                                                     ---------------------------
                                                       1997     1996      1995
                                                     -------- --------  --------
      Net income:
        Property/casualty insurance subsidiaries.... $212,808 $136,041  $152,003
        Life/health insurance subsidiary............ $  6,261 $ (1,812) $  7,096

                                                             DECEMBER 31,
                                                       -------------------------
                                                          1997       1996
                                                       ---------- ----------
      Shareholders' equity:
        Property/casualty insurance subsidiaries...... $2,148,746 $1,393,954
        Life/health insurance subsidiary.............. $  320,198 $  214,130

14. TRANSACTION WITH AFFILIATED PARTIES

  The Company paid certain officers and directors, or insurance agencies of which they are shareholders, commissions of approximately $11,780,000, $10,874,000 and $10,034,000 on premium volume of approximately $78,727,000,
$70,418,000 and $60,720,000 for 1997, 1996 and 1995, respectively.

15. STOCK OPTIONS

  The Company has primarily qualified stock option plans under which options are granted to employees of the Company at prices which are not less than market price at the date of grant and which are exercisable over ten-year periods. The Company applies APB Opinion 25 and related Interpretations in accounting for these plans. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No.123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                      1997     1996     1995
                                                      ----     ----     ----
   Net income                           As reported $299,375 $223,760 $227,350
                                        Pro forma    296,078  221,665  227,106
   Net income per common share          As reported $   1.81 $   1.34 $   1.36
                                        Pro forma       1.80     1.33     1.36
   Net income per common share (dilut-
    ed)                                 As reported $   1.77 $   1.31 $   1.33
                                        Pro forma       1.75     1.30     1.33

  In determining the pro forma amounts above, the fair value of each option was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: dividend yield of 1.22%, 2.26% and 2.26%; expected volatility of 19.67%, 20.5% and 21.3%; risk-free interest rates of 5.89%, 6.56% and 5.73%; and expected lives of ten years for all years. Compensation cost comprehended in the above pro forma disclosures is not indicative of future amounts (when the SFAS No.123 methodology will be applied to additional outstanding nonvested awards).

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

  A summary of options information for the years ended December 31, 1997, 1996 and 1995 follows:

                                 1997                 1996                 1995
                          -------------------- -------------------- --------------------
                                     WEIGHTED-            WEIGHTED-            WEIGHTED-
                                      AVERAGE              AVERAGE              AVERAGE
                                     EXERCISE             EXERCISE             EXERCISE
                           SHARES      PRICE    SHARES      PRICE    SHARES      PRICE
                          ---------  --------- ---------  --------- ---------  ---------
                                     (000'S OMITTED EXCEPT PER SHARE DATA)
Outstanding at beginning
 of year................  3,774,492   $15.98   2,685,747   $13.41   2,676,393   $12.06
Granted.................    655,437    20.97   1,537,809    20.25     467,139    17.72
Exercised...............   (465,429)   11.31    (272,778)   12.46    (408,873)    9.73
Forfeited/revoked.......    (32,229)   17.96    (176,286)   19.56     (48,912)   13.30
                          ---------            ---------            ---------
Outstanding at end of
 year...................  3,932,271    17.88   3,774,492    15.98   2,685,747    13.41
                          =========            =========            =========
Options exercisable at
 end of year............  2,108,790            1,956,030            1,924,965
Weighted-average fair
 value of options
 granted during the
 year...................              $ 7.66               $ 6.85               $ 5.27

  Options outstanding at December 31, 1997 consisted of the following:

                OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
----------------------------------------------------- --------------------------
RANGE OF            WEIGHTED-AVERAGE
EXERCISE               REMAINING     WEIGHTED-AVERAGE           WEIGHTED-AVERAGE
 PRICES    NUMBER   CONTRACTUAL LIFE  EXERCISE PRICE   NUMBER    EXERCISE PRICE
--------  --------- ---------------- ---------------- --------- ----------------
$ 4 to
  5         102,168      .25 yrs          $ 4.59        102,168      $ 4.59
  7 to
 10         146,979     2.50 yrs            8.41        146,979        8.41
 11 to
 14         713,289     4.15 yrs           12.35        713,289       12.35
 15 to
 19         891,810     6.57 yrs           16.82        688,713       16.75
 20 to
 21       1,446,525     8.31 yrs           20.38        457,641       20.35
 22 to
 23         499,500     9.28 yrs           22.69              0         n/a
 26 to
 33         132,000     9.75 yrs           30.26              0         n/a
          ---------                                   ---------
          3,932,271     6.91 yrs           17.88      2,108,790       14.87
          =========                                   =========

               CINCINNATI FINANCIAL CORPORATION AND SUBSIDIARIES

16. SEGMENT INFORMATION

  The Company operates principally in two industries--property and casualty insurance and life insurance. Information concerning the Company's operations in different industries is presented below. Revenue is primarily from unaffiliated customers. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Corporate assets are principally cash and marketable securities.

                                               INCOME BEFORE INCOME TAXES
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
                                                    (000'S OMITTED)
Property/casualty insurance................ $   28,955  $  (44,449) $    2,894
Life/health insurance......................      2,763      (2,906)     (2,512)
Investment income (less required interest
 on life reserves).........................    321,620     305,211     279,346
Realized gains on investments..............     69,230      47,946      30,781
Other......................................        865       3,337       4,979
General corporate expenses.................    (28,874)    (26,718)    (20,300)
                                            ----------  ----------  ----------
  Total.................................... $  394,559  $  282,421  $  295,188
                                            ==========  ==========  ==========
                                                  IDENTIFIABLE ASSETS
                                            ----------------------------------
                                               1997        1996        1995
                                            ----------  ----------  ----------
Property/casualty insurance................ $4,953,259  $3,986,658  $3,526,900
Life/health insurance......................  1,094,445     902,354     809,418
Other......................................     66,227      53,351      44,487
Corporate assets...........................  3,379,494   2,103,151   1,728,493
                                            ----------  ----------  ----------
  Total.................................... $9,493,425  $7,045,514  $6,109,298
                                            ==========  ==========  ==========

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-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN OR INCOR-PORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFER CON-TAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REP-RESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OF-FERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    4
Use of Proceeds...........................................................    7
Capitalization............................................................    8
Selected Consolidated Financial and Other Information.....................    9
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   10
Description of The Debentures.............................................   17
Underwriting..............................................................   23
Legal Opinions............................................................   23
Experts...................................................................   23
Index to Financial Statements.............................................  F-1

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                               $420,000,000

                       CINCINNATI FINANCIAL CORPORATION

                        6.90% DEBENTURES DUE 2028

                                     LOGO

                                    -------

                                  PROSPECTUS

                               MAY 20, 1998
                                    -------

                             SALOMON SMITH BARNEY
                          CREDIT SUISSE FIRST BOSTON
                           A.G. EDWARDS & SONS, INC.
                              MCDONALD & COMPANY
                               SECURITIES, INC.

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